Exhibit 99.3

 Sustainability Statement 2024

 Responsibility Statement 2024 General Dislosures  1  2  ESRS2/General Disclosures 3  Environment 26  E1/Climate Change  EU Taxonomy Reporting in 2024 E2/Pollution  E4/Biodiversity and Ecosystems  27  39  44  46  E5/Resources Use and 49 Circular Economy  Social 52  S1/Own Workforce S2/Workers In the Value Chain  53  65  Governance 69  G1/Business Conduct 71  Limited Assurance Report 78  Contents

 1  Back to Main Contents Page  Responsibility Statement 2024  2024 marks a pivotal year for Hafnia as we align our corporate sustainability disclosures with the Corporate Sustainability Reporting Directive (CSRD). This shift aligns with our commitment to increased transparency, robust governance, and responsible growth across the global shipping industry. Hafnia’s reporting now adheres to the European Sustainability Reporting Standards (ESRS), reflecting a structured and forward-looking approach to environmental, social, and governance (ESG) matters.  In line with the CSRD framework, Hafnia’s sustainability reporting goes beyond traditional disclosures. We embrace the double materiality principle, addressing both our environmental and societal impact, and how sustainability factors may influence our financial performance, strategic direction, and operational resilience. This approach allows us to deliver a more comprehensive view of our sustainability journey to all stakeholders from investors to customers, partners, and employees.  For 2024, Hafnia focused on meeting the mandatory disclosure requirements under CSRD, establishing a reliable and consistent reporting foundation. We have chosen not to include comparative figures for prior years in this initial CSRD-aligned report, enabling a cleaner transition into the new regulatory framework.  Our updated materiality assessment has shaped this report, highlighting the ESG topics most critical to Hafnia’s operations, long-term risks, and strategic opportunities.  Hafnia continues to integrate sustainability into the core of our business strategy, recognizing the long-term value it creates for our company as well as for the wider industry, communities and ecosystems we operate in. By combining regulatory compliance with proactive ambition, we are well-positioned to navigate the evolving ESG landscape and deliver lasting impact.  Our commitment is clear: to operate safely, sustainably, and with a strong sense of social responsibility. This Sustainability Statement represents a meaningful step forward both in our reporting approach and in our enduring dedication to shaping a more sustainable future for global shipping.  The Board of Directors and the CEO are responsible for preparing the CSRD report in accordance with applicable laws of Singapore as well as additional requirements for listed companies in accordance with the Norwegian Securities Trading Act. We confirm that to the best of our knowledge, our sustainability reporting is prepared in compliance with section 2-6 of the Norwegian Accounting Act, which incorporate the CSRD and the European Sustainability Reporting Standards (ESRS), and articles 8 of the EU Taxonomy regulation.  Mikael Skov  Perry van Echtelt  Andreas Sohmen-Pao  Su Yin Anand  Erik Bartnes  Peter Read  John Ridgway  CEO  CFO  Chair  Director  Director  Director  Director

 General Disclosures  Back to Main Contents Page  2

 BP-1  General Basis for Preparation of the Sustainability Statement  Hafnia’s Sustainability Statement for the period from January 1st, 2024, to December 31st, 2024, adheres to the EU’s Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS).  The consolidation of data follows the same principles used in Hafnia’s financial statements. This means the consolidated quantitative sustainability data includes Hafnia Limited and all subsidiaries it controls. However, there is one exception – greenhouse gas (GHG) and pollutant emissions data, which include emissions from our joint-venture vessels based on Hafnia’s ownership share.  The sustainability statement covers Hafnia’s entire value chain, both upstream and downstream. As part of the Double Materiality Assessment, the supply chain was evaluated, and suppliers are integrated into Hafnia’s policies.  Omitted Information  The OPEX and CAPEX amounts required for implementing the energy transition plan described in E1-1 have not been disclosed (E1-3) as this information is considered sensitive. No other information regarding intellectual property has been omitted. The report excludes matters currently under negotiation unless they have already been publicly disclosed and are deemed relevant for reporting.  ESRS 2 / General Disclosures  BP-2  Disclosures in Relation  to Specific Circumstances  Time Horizons  In ESRS 1, time horizons are defined as follows: Short-term is up to one year, medium-term is one to five years, and long-term is more than five years. These definitions are aligned with time horizons applied in our sustainability statement.  Value Chain Data Estimation  For our Scope 3 reporting, we use a spend-based approach to estimate carbon emissions based on the categorization of invoices. Starting in 2025, Hafnia will enhance the process by leveraging its ESG Reporting platform to engage directly with suppliers. This will allow us to replace some assumptions regarding emission factors and processes with actual data and coefficients provided by the suppliers themselves.  Other Estimations and Disclosures Subject to Uncertainty  We also rely on estimates to report certain data points for Scope  2 and Scope 3 emissions. For more detailed information on the estimation, please refer to descriptions in the accounting policies in each section.  We have not identified any disclosures subject to a high level of measurement uncertainty.  Changes in Sustainability Statement  No comparison has been made to previous sustainability statements, as Hafnia is reporting under the CSRD legislation for the first time in 2024. As a result, there are no reported changes or corrections of errors.  Reporting for Other Frameworks than the ESRS  Our Sustainability Statement also includes information that has been prepared in compliance with the EU Taxonomy (refer to page 39).  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  3

 GOV-1  The Role of The Administrative, Management, And Supervisory Bodies  The following provides an overview of key quantitative metrics on the composition, gender diversity, and independence of the Board of Directors, highlighting our commitment to a balanced and inclusive governance structure.  Hafnia’s Board of Directors Metric  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  4  Value  Number of Executive Members  0  Number of Non-Executive Members  5  Representation of Employees  Hafnia does not have any Board members elected by employees, nor representatives of employees or other workers on the Board  Board of Directors Gender Diversity Ratio  In 2024, the representation of women was 20%  Percentage of Independent Board Members  Four out of five Board Members (80%) are independent  Information about Member’s Experience Relevant to Sectors, Products and Geographic Locations  of Undertaking  Hafnia’s Board of Directors brings extensive industry knowledge acquired through years of experience and board service across multiple companies within the maritime and shipping industries.  Andreas Sohmen-Pao (Chair)  Andreas Sohmen-Pao has served as the Chair of Hafnia’s Board since January 2019. He also chairs BW Group and its listed affiliates, including BW LPG, BW Offshore, BW Energy, and Cadeler. Additionally, he chairs the Global Centre for Maritime Decarbonization and serves as a trustee of the Lloyd’s Register Foundation.  Previously, Andreas chaired the Singapore Maritime Foundation and was the CEO of BW Group. He has also held non-executive director roles with organizations such as The Hong Kong and Shanghai Banking Corporation, Navigator Holdings, the Maritime and Port Authority of Singapore, and The London P&I Club, among others.  Su Yin Anand (Director)  Su Yin Anand has served on Hafnia’s Board of Directors since November 2023. Su Yin has over 20 years of experience across maritime, mining and technology in legal and commercial roles. In her 15-year legal career, Su Yin Anand was a partner at the law firm Ince & Co in Hong Kong and recognized as one of the top 10 maritime lawyers internationally. Su Yin transitioned to the commercial space  where she was Head of Shipping for South32 and aluminum sales business. She is currently the Head of Strategy and Transformation, ASEAN at IBM Consulting, Singapore. Su Yin Anand holds a Bachelor of Laws from the National University of Singapore and an Executive MBA from Kellogg-HKUST.  Erik Bartnes (Director)  Erik Bartnes co-founded Hafnia Tankers in 2010 and served as its Executive Chair until its merger with BW Tankers in January 2019. Since the merger, he has continued to serve as a director on Hafnia’s Board. He currently chairs Castel AS and Trobo AS and serves on the boards of Pareto Asset Management AS and Premium Maritime Fund AS, among others. Erik also co-founded Pareto AS, where he was a Senior Partner from 1988 to 2010, and its Chair until April 2013. In addition, he has chaired several companies, including Christiania Shipping A/S, Svele AS, Astrup Fearnley Holding AS and its group of companies, Eclipse Drilling AS, and Revier Invest AS. Erik Bartnes has announced that he will be stepping down as director on May 14, 2025, at the company annual general meeting.  Peter Graham Read (Director)  Peter Read joined Hafnia’s Board in January 2019. Over his 37-year career at KPMG, he served as a partner and chaired various sectors, including the UK Shipping Practice and later the UK TMT (Telecoms, Media, and Technology) Practice. He also led the Global Japanese Practice (EMA) until his retirement in 2013. Since 2013, Peter Read has taken up several non-executive roles, including chairing the board of Welbeck Publishing Group Limited, Gemini Books Group Limited

 and Quarto PLC. He has also served as a non-executive director and chaired the audit committees of Napster Group PLC, Quayle Munro Holdings Limited, the Professional Cricketers Association, the Royal Automobile Club, the RAC Foundation, Motorsport UK, and the Jaguar Daimler Heritage Trust.  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  5  Donald John Ridgway (Director)  John Ridgway has served on Hafnia’s Board since 2019. Until the end of 2024, he was the chair of Tindall Riley and a director of Tindall Riley (Britannia) Ltd. From 2008 to 2015, John was CEO of BP Shipping. He has also chaired the Oil Companies International Marine Forum and the Marine Preservation Association, served as president of the API Marine Committee, and held directorships at several other organizations. John is a qualified Master Mariner, a Chartered Marine Technologist, and a Fellow of the Institute of Marine Engineering.  Roles And Responsibilities of The Administrative, Management and Supervisory Bodies in Sustainability Matters  The Audit Committee are responsible for overseeing impacts, risks,  and opportunities at Hafnia, including ESG reporting, as outlined in its charter. It reviews and approves the Double Materiality Assessment (DMA) annually, with the results presented to the Board.  The Audit Committee are responsible for overseeing impacts, risks, and opportunities at Hafnia, including ESG reporting, as outlined in its charter. It reviews and approves the Double Materiality Assessment (DMA) annually, with the results presented to the Board.  Hafnia’s ESG Team shapes the overall trajectory, priorities, and action plans, working closely with various business units. The  Executive Management Team makes decisions on the prioritization of actions and ensures their effective implementation. The Head of ESG provides quarterly updates to the Audit Committee, covering ESG strategy, the DMA, regulatory developments, and reporting. The Audit Committee actively oversees the ESG reporting process. Final accountability for ESG strategy and key decisions rests with the Board of Directors. The Board receives a summary of the ESG report from the Audit Committee via the CEO.  Currently, dedicated controls and procedures for managing impacts, risks, and opportunities have not yet been applied. These will be integrated as part of the annual review of Hafnia’s Enterprise Risk Management framework.  Sustainability targets are established annually as part of Hafnia’s corporate strategy. This strategy is designed by the Executive Management Team and approved by the Board of Directors. Progress towards these targets is reported to the Board quarterly, when relevant and at least annually.  Expertise and Skills of our Board of Directors to Oversee Sustainability Matters  Candidates for the Board of Directors undergo a comprehensive  recruitment process before their appointment. They are interviewed by the Nomination Committee and the Chair of the Board to assess their expertise in the shipping industry, as well as in other relevant areas such as risk management and ESG. Final approval of candidates is granted by shareholders at the Annual General Meeting (AGM).  The Board of Directors continuously refines their expertise through active participation in board and committee work, relevant events, and leadership roles. This ensures a deep understanding of key sustainability challenges in the shipping industry, including climate change, air and water pollution, impacts on biodiversity and ecosystems, working conditions for Hafnia’s employees and value chain workers, as well as topics surrounding bribery and corruption.  More specifically:  Andreas Sohmen-Pao, Chair of the Board of Directors, also serves as Chair of the Global Centre for Maritime Decarbonization, keeping him well-informed on emerging technologies and climate-related legislation.  Donald John Ridgway previously served as Chair of the Marine Preservation Association, a privately funded non-profit organization dedicated to mitigating the impact of oil spills on U.S. waters and protecting critical marine ecosystems. This experience provides valuable insights into biodiversity conservation and the environmental impacts of the shipping sector.  Su Yin Anand has previously co-chaired the All-Aboard Alliance, an initiative by the Global Maritime Forum aimed at significantly advancing diversity, equity, and inclusion in the maritime sector. This brings a valuable perspective on social issues.

 Andreas Sohmen-Pao  Su Yin Anand  Erik Bartnes1  Peter Graham Read  Donald John Ridgway2  Served since  16 May 2014  6 November 2023  16 January 2019  16 January 2019  16 January 2019  Attendance 2024  4/4  4/4  4/4  4/4  4/4  Gender  Male  Female  Male  Male  Male  Residency  Resides in Singapore  Resides in Singapore  Resides in Switzerland  Resides in The United Kingdom  Resides in The United Kingdom  Independent  No  Yes  Yes  Yes  Yes  Age Group  Over 50  30 - 50  Over 50  Over 50  Over 50  Company shares  226,444,049  -  409,081  -  -  Experience  Management: Financial, Risk, Industry,  ESG: Decarbonization, Business Conduct  Management: Industry,  ESG: Decarbonization, Diversity, Inclusion, Belonging, Equity, Business Conduct  Management: Financial, Risk, Industry,  ESG: Business Conduct  Management: Financial, Risk, Industry,  ESG: Business Conduct  Management: Financial, Risk, Industry,  ESG: Biodiversity  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  6  Notes:  Erik Bartnes will be stepping down as director on May 14 2025 at the company annual general meeting. Subject to shareholder approval at the annual general meeting, a new board member will be elected.  Donald John Ridgway has resigned from all his Board positions in early 2025.

 GOV-2  Information Provided to and Sustainability Matters Addressed by the Undertaking’s Administrative, Management, and Supervisory Bodies  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  7  The Head of ESG presents the process and due diligence behind the Double Materiality Assessment, along with the resulting impacts, risks, and opportunities (IROs), to the Executive Management Team and Audit Committee for annual review and approval. Following this, the CEO summarizes the report for the Board of Directors.  Beginning 2025, the Head of ESG will provide quarterly updates to the Executive Management Team and the Audit Committee on risks, impacts, and opportunities. These updates will focus on the results and effectiveness of policies, actions, metrics, and targets. A summary of these updates will be shared with the Board of Directors.  The Audit Committee and the Board of Directors do not directly address any material topics.  How Sustainability Matters are Considered when Overseeing Strategy  ESG-related risks and opportunities are integrated into Hafnia’s  Enterprise Risk Management (ERM) framework, serving as a key reference for strategic planning and investment decision-making.  In recent years, Hafnia has made significant investments in which sustainability has played a critical role. For example, Hafnia has expanded its fleet with four dual-fuel LNG vessels and four dual-fuel methanol chemical vessels, demonstrating its commitment to more sustainable fuel solutions.  GOV-3  Integration of Sustainability-Related Performance in Incentive Schemes  Compensation for the Executive Management is structured using a combination of fixed and incentive-based components, aligned with the objectives outlined in Hafnia’s remuneration policy that is approved by the Board of Directors.  Key sustainability indicators are evaluated as part of this structure and undergo annual assessment. These indicators are then considered at the discretion of the Remuneration Committee for inclusion in the variable remuneration structures of the Executive Management. Since this consideration is discretionary, there are no defined percentages of variable remuneration dependent on sustainability-related targets.  In 2024, the Key Performance Indicators on sustainability for the CEO and CFO were to:  Maintain the highest standards in Health & Safety:  ᇶ LTIF <0.4 observation/inspection  ᇶ TRCF <1.0 observation/inspection  Achieve an average of >90% favourable result from the yearly Engagement Survey  Be on track on our gender diversity target for 2030 to get 40% of women in office  Achieve >50% women onboard four Culture Labs ships  Achieve zero breaches in five key compliance pillars and environmental regulations  Maintain trajectory to achieve “net zero by 2050”; and reduction of carbon intensity by 40% by 2028, from 2008  Screen suppliers on ESG criteria

 GOV-4  Statement on Due Diligence  The following table outlines how Hafnia applies the core elements of due diligence for people and the environment along with references to where these elements are addressed in the Sustainability Statement.  Due Diligence Process Sections in the Sustainability Statement  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  8  Embedding due Diligence in Governance, Strategy, and Business Model  ESRS 2 GOV-1 The Role of the Administrative Management and Supervisory Bodies  ESRS 2 GOV-2 Information Provided to and Sustainability Matters Addressed by the Undertaking’s Administrative, Management, and Supervisory Bodies  ESRS 2 GOV-3 Integration of Sustainability-Related Performance in Incentive Schemes  ESRS 2 SBM-1 Strategy, Business Model and Value Chain  ESRS 2 SBM-3 Material Impacts, Risks and Opportunities and Their Interaction with Strategy and Business Model  Engaging with Affected Stakeholders  ESRS 2 SBM-2 Interests and Views of Stakeholders  ESRS 2 IRO-1 Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities  S1-2: Processes for Engaging with Own Workers and Workers’ Representatives about Impacts  S1-3: Processes to Remediate Negative Impacts and Channels for Own Workers to Raise Concerns S2-2: Processes for Engaging with Value Chain Workers about Impacts  S2-3: Processes to Remediate Negative Impacts and Channels for Value Chain Workers to Raise Concerns  Identifying and Assessing Adverse Sustainability-related Impacts  E2.IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks, and Opportunities Related to Pollution  E1.IRO-1: Description of the Process to Identify and Assess Material Climate-Related Impacts, Risks, and Opportunities  E2.IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks, and Opportunities related to Pollution  E4.IRO-1: Description of the Process to Identify and Assess Material Biodiversity-Related Impacts, Risks, and Opportunities  E5.IRO-1: Description of the Processes to Identify and Assess Material Resources Use and Circular Economy-Related Impacts, Risks and Opportunities S1.SBM-3: Material Impacts, Risks and Opportunities, and their Interaction with Our Strategy and Business Model  S1-2: Processes for Engaging with Own Workers and Workers’ Representatives about Impacts  S2.SBM-3: Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model G1.IRO-1: Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model  Taking Action to Address those Adverse Sustainability-related Impacts  E1.1: Transition Plan for Climate Change Mitigation  E1.3: Climate Changes Actions & Resources  E2.2: Taking Action on Material Impacts on the Environment related to Pollution  E4-3: Actions and Resources related to Biodiversity and Ecosystem  E5-2: Actions and Resources Related to Resource Use and Circular Economy  S1-4: Taking Action on Material Impacts on Own Workforce, and Approaches to Mitigating material Risks and Pursuing Material Opportunities Related to Own Workforce, and Effectiveness of Those Actions  S2-4: Taking Action on Material Impacts on Value Chain Workers, Approaches to Managing Material Risks and Pursuing Material Opportunities Related to Value Chain Workers, and Effectiveness of Those Actions G1-3: Prevention and Detection of Corruption and Bribery  Tracking the Effectiveness of these Efforts and Communicating  E1-4: Climate Change Mitigation & Adaptation Targets  E2-3: Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities  E4-4: Targets and Metrics related to Biodiversity and Ecosystems  E5-3: Targets Related to Resource Use and Circular Economy  S1-5: Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities S2-5: Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities G1-4: Incidents of Corruption and Bribery

 GOV-5  Risk Management and Internal Controls Over Sustainability Reporting  Hafnia ensures the accuracy and reliability of its sustainability reporting by annually assessing and evaluating key risks. The Audit Committee oversees both financial and sustainability reporting processes, including the yearly review of risk assessments, internal controls, and their operational effectiveness.  Main Risks Identified in Relation to Sustainability Reporting and their Mitigation Strategies  Every year, following the release of the annual report, the ESG team  conducts a gap assessment to identify risks, refine processes and address challenges encountered during the annual reporting. Hafnia addresses its main sustainability reporting risks through automated processes, data validation, and external oversight. These measures strengthen the sustainability reporting framework, ensuring transparency, compliance, and data integrity.  Risks Identified  Mitigation Measures in Place  Data Quality  Hafnia uses an ESG reporting platform (Watershed) to automate data ingestion. The system flags discrepancies and requires approvals before data is used, minimizing the risk of human collection errors.  Accuracy of Estimated Results  Collaborating with Watershed helps improve the accuracy of estimated results by refining methodologies and validation processes.  Risks Identified  Mitigation Measures in Place  Reporting Accuracy  Reporting accuracy is strengthened by following international standards and implementing a comprehensive process that includes Executive Management, Audit Committee, and the Board of Directors. Furthermore, limited assurance is provided by external auditors. Any findings identified in the external auditor’s report are promptly addressed through action plans, which are consistently monitored to ensure timely resolution.  Information Availability  The ESG team proactively informs business units of upcoming reporting requirements and conducts gap assessments at the end of each reporting period to identify and resolve any missing information.  SBM-1  Strategy, Business Model and Value Chain  Hafnia is among the world’s largest owners and operators of product and chemical tankers. We operate a fleet of over 200 modern vessels through a fully integrated shipping platform that includes technical management, commercial and chartering services, pool management across eight segments, and a large-scale bunker procurement desk.  Hafnia primarily operates in the global transportation of refined oil products and chemicals, and none of the products handled by Hafnia are banned in any markets. Our key customer groups include oil majors, chemical companies, and commodity trading firms. Our employees are situated across various locations worldwide as detailed below.  Number of Employees by Geographical Area (Headcount at the end of 2024)  Country Employees Count  Shore-based employees 274  Singapore 141  Denmark 90  United States 18  United Arab Emirates 12  India 11  Monaco 2  Seafarers 4,685  Asia 3,863  Europe 755  Africa 60  North America 5  Oceania 1  South America 1  Revenue Breakdown  Due to the nature of its business, Hafnia generates significant revenues from a single sector of the ones listed in the ESRS SEC1 Sector Classification Standard as outlined below.  ESRS Sector Total Revenue in Thousands of USD  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  9  H.50.20 Sea and coastal freight water transport  1,935,596  Others 933,051  Total 2,868,647  There are no further ESRS sectors where Hafnia can be connected to material impacts.

Sustainability Matters in Strategy

Sustainability is central to Hafnia's corporate strategy, with **"Responsible and Reduce Emissions"** as one of the four strategic pillars.

Current Significant Products and/or Services in Relation to Sustainability-Related Goals

Hafnia has not set specific sustainability goals for individual product or service groups. However, the company is actively advancing its sustainability efforts in developing new transportation services, particularly for biofuels, ammonia, and CO_2. Further details on these projects can be found in section E1-1.

In 2024, Hafnia became a member of the United Nations Global Compact. This commits Hafnia to operate in a way that, at a minimum, we meet fundamental responsibilities in the areas of human rights, labor, environment, and anti-corruption. By aligning our strategies, policies, and procedures with the Ten Principles of the UN Global Compact, we are strengthening our focus on human rights and responsible business practices in our daily operations.

Industry-Specific Questions

Hafnia generates its primary revenue from transporting fossil fuels, along with limited revenues from the management of third-party vessels on our pools as well as buying bunkers for other shipowners through its Bunker supply services. Hafnia is not involved in chemical production, the manufacturing of controversial weapons, or the cultivation and production of tobacco.

Responsible and Reduce Emissions

Integrated in our strategy to "Transform Energy Transportation to Create Long-Term Value"

Environmental Strategy	Social Strategy	Governance Strategy
• Enhance vessel efficiency to reduce operational impact. • Lower emissions by using biofuels and blend-in fuels. • Maintain high safety and environmental standards across the fleet. • Increase our focus on future-ready vessels and renewable energy projects.	• Attract and retain top talent to build a strong workforce. • Foster a diverse, inclusive, and safe working environment. • Promote a supportive and collaborative corporate culture.	• Implement responsible procurement practices. • Ensure compliance with SOX regulations. • Strengthen ESG reporting, commitments, and ratings.

Revenue from	Revenue Amount (Thousands of USD)
Fossil fuel (coal, oil, and gas) sector	1,935,596*
Coal	0
Oil	1,935,596
Gas	0
Taxonomy-aligned economic activities related to fossil gas	0

*The revenue includes voyages carrying chemicals and vegetable oils, which are not separately identified in our Financial Statements. As the impact is not material, this is not expected to affect overall disclosure. We aim to develop a methodology in 2025 to enable segregation going forward.

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Value Chain



Upstream
Workers in the Value Chain
Own Operations
Employees
Downstream
Customers and Business Partners
Ports and Terminals
Commercial and Chartering Services
Oil Majors, Chemical Companies, Commodity Trading Firm
Pool Management
Pool Partners
Bunker Suppliers
Bunker Procurement
Vessel's Owners
Technical Vendors for Vessel Spares
Shipyards for Drydock/Newbuilding
Technical Managers
Technical Management

Inputs And Approach to Gathering, Developing and Securing Inputs

Key inputs for Hafnia are:

- Bunker fuel: This is procured through a combination of long-term supplier contracts and spot market purchases. Quality control is ensured through stringent testing and compliance with ISO 8217 standards.
- Vessel, newbuilding, spare parts, equipment & technology: Vessels are sourced from reliable shipyards or shipowners that adhere to all regulatory requirements, while spare parts and equipment come from approved vendors offering strong warranties.
- Ports and terminals infrastructure for loading and unloading: Long-term agreements with global ports are established to secure berthing slots and manage logistics efficiently.
- Crew and workforce: Employee retention and security are ensured through competitive wages, benefits, and compliance with international labor standards, especially the Maritime Labor Convention (MLC).

Outputs and Outcomes in Terms of Current and Expected Benefits for Customers, Investors, and Other Stakeholders

Our business model focuses on creating value for multiple stakeholders. Hafnia facilitates global trade and commerce by transporting energy across key maritime regions. Through our operations, we provide stable employment, ensure safe working environments, actively support the green transition in energy transportation, and deliver strong returns for our shareholders.

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SBM-2
Interests and Views of Stakeholders

Given the nature of our business, we actively engage with stakeholders to build strong partnerships and promote transparency. Engagement is tailored to each stakeholder group and managed by the relevant individuals and business units.

Stakeholder Engagement Overview

Stakeholder Group	How it is Organized – Different Engagement Channels and Frequency	Purpose of Engagement	Interests and views of Stakeholders
Shore-based Employees and Seafarers	• Regular dialogue with managers and colleagues • Engagement and inclusion surveys • Monthly Townhall	• Ensure a safe and equitable working environment • Foster a sense of belonging	• Prioritize workforce well-being and talent development • Cultivate an ethical workplace that is inclusive, free from discrimination • Provide equal opportunities for everyone
Customers	• Regular business dialogue and sharing of information	• Build trust and customer satisfaction • Understand customers' needs and ensure we remain their partner of choice	• Focus on operational excellence with reliable and high-quality service in line with safety standards • Have responsible business practices and always be compliant • Innovate to reduce fuel consumption and emissions
Suppliers	• Regular check-ins, on-site evaluations, and supplier engagement questionnaires	• Ensure ethical business practices concerning human rights and the environment • Maintain strong relationships	• Provide guidance and support to achieve Hafnia's eligibility criteria
Pool Partners	• Pool Board Meetings • Technical and Operational Committee Meetings twice a year • Monthly vessel performance reviews	• Strengthening collaboration • Maximising profitability • Ensuring alignment of objectives	• Provide support in navigating new regulations, such as the EU ETS • Provide expertise in driving emissions reduction efforts
Investors	• Regular meetings with investors and analysts • Investor roadshows and calls • Quarterly earnings presentations and press releases	• Build trust, communicate our strategy and performance, and ensure alignment on long-term value creation	• Deliver strong financial performance • Have clear commitments on sustainability, disclose emissions data, and demonstrate progress toward reducing their climate impact

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 Stakeholder Group  How it is Organized –  Different Engagement Channels and Frequency  Purpose of Engagement  Interests and views of Stakeholders  Lenders  Regular dialogue  Secure financing and negotiate interest rates  Demonstrate action towards ESG  Reduce GHG emissions, increase the proportion of aligned activities under the EU Taxonomy, and maintain ethical business practices  Authorities  Engagement through industry associations and local and international authorities  Participation in collective action alliances  Ensure regulatory compliance  Ensure clear path lines for decarbonisation  Ensure strict adherence to regulatory frameworks  Industry and ESG associations  Joint initiatives and programs  Workshops and knowledge sharing  Help in navigating compliance toward new legislation  Understand the views of value chain workers  Work to decarbonize the industry   Provide active participation in industry associations and roundtables  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  13  How Stakeholder Views Inform Our Strategy and Business Model  Hafnia is proactively driving key environmental, social, and regulatory initiatives. Our strategy aligns with industry best practices and evolving sustainability requirements. Stakeholder feedback has validated our approach rather than prompted changes. Through continuous dialogue with stakeholders, we ensure their expectations are integrated into our strategy, enabling us to stay ahead of emerging trends.  The views and interests of affected stakeholders regarding sustainability-related impacts are shared with  our Audit Committee on a quarterly basis through informal discussions and annually through a formal update as part of the Double Materiality Assessment (DMA) review.  Informal stakeholder insights are regularly discussed during leadership meetings to ensure continuous alignment with sustainability priorities. In addition, our annual sustainability statement presents a structured overview of stakeholder feedback, key sustainability developments, and Hafnia’s response strategies.

SBM-3
Material Impacts, Risks and Opportunities and Their Interaction with Strategy and Business Model

Material IROs for Hafnia

IRO Name	IRO Category	Description	Time Horizon	Connection to Impact/Rising of Risks or Opportunities	Connection to Strategy
		ESRS E1 Climate Change			
Scope 1 emissions	Actual Negative Impact	The combustion of fossil fuels in Hafnia's vessel operations result in increased greenhouse gas emissions, which adversely affect the environment and intensify global warming and climate change.	Short-term, Medium-term, Long-term	Related to the below risk: Inability to comply with new environmental regulations	Yes
Scope 3 emissions	Actual Negative Impact	Emissions from Hafnia's value chain, classified as Scope 3, constitute a significant part of the company's overall greenhouse gas footprint.	Short-term, Medium-term, Long-term	Related to the below risk: Inability to comply with new environmental legislation	Yes
Providing new services: Sustainable freight solutions	Financial Opportunity	By providing sustainable freight solutions, Hafnia can attract new customers and strengthen its market position, thereby driving long-term competitiveness.	Mid-term	Decrease below impacts: Scope 1+2+3 emissions, Air Pollution from non-GHG emissions	Yes
Inability to comply with new environmental regulations	Financial Risk	Compliance with the evolving regulatory landscape is crucial for Hafnia. Stricter rules on energy efficiency, alternative fuels, and emissions reductions will increase operational costs and exposure to fines or legal action, posing a financial risk to the company.	Mid-term	Related to: Scope 1+2+3 emissions, Air Pollution from non-GHG emissions, Improper vessel scrapping	Yes
Transporting new products due to the shift towards renewable energy	Financial Opportunity	Hafnia operates in the shipping industry, where future demand for transportation of alternative energy and chemical trades presents an opportunity.	Long-term	Scope 1+2+3 emissions, Air Pollution from non-GHG emissions	Yes
Reduction in revenues in oil transport due to the shift towards renewable energy	Financial Risk	Hafnia heavily relies on oil transportation. A sudden shift in consumer demand toward sustainable energy instead of fossil fuels could reduce Hafnia's vessels' demand and lower charter rates posing significant financial challenges for the company.	Long-term	Decrease below impacts: Scope 1+2+3 emissions, Air Pollution from non-GHG emissions	Yes

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IRO Name	IRO Category	Description	Time Horizon	Connection to Impact/Rising of Risks or Opportunities	Connection to Strategy
		ESRS E2 Pollution			
Air Pollution from non-GHG emissions	Actual Negative Impact	Hafnia vessel operations result in the release of pollutants into the air, negatively affecting air quality and contributing to environmental degradation.	Short-term, Medium-term, Long-term	Action to increase below opportunity: Providing new services: Sustainable freight solutions	Yes
		ESRS E4 Biodiversity and ecosystem			
Release of invasive alien species	Actual Negative Impact	The discharge of untreated ballast water from Hafnia's vessels can introduce invasive species and harmful pathogens into new ecosystems, disrupting marine biodiversity and threatening local habitats.	Short-term, Medium-term		No
		ESRS E5 Circular Economy			
Vessel scrapping	Potential Negative Impact	Improper recycling of company's vessels can lead to an unsafe removal and mismanagement of hazardous substances such as oil, chemicals, asbestos, and heavy metals, resulting in pollution of the ocean, soil, and air.	Short-term, Medium-term, Long-term	Related to: Inability to comply with new environmental regulations	Yes
		ESRS S1 Own Workforce			
Equal parental leave for both parents for office employees	Actual Positive Impact	Providing equal parental leave boosts employee satisfaction and plays a crucial role in promoting gender equality in society, fostering more balanced roles in child-rearing.	Short-term, Medium-term, Long-term	Related to: Equality	Yes
Maternity leave for female seafarers	Actual Positive Impact	Offering maternity leave to all female seafarers on Hafnia's vessels, we actively support women in their maritime careers, enabling a more diverse workforce.	Short-term, Medium-term, Long-term		Yes
Challenging living conditions onboard our vessels	Potential Negative Impact	Poor ergonomic design onboard our vessels can lead to increased injuries, fatigue, and decreased performance.	Short-term, Medium-term, Long-term		No
Alcohol consumption onboard our vessels	Potential Negative Impact	Uncontrolled alcohol consumption can compromise the safety of operations on board.	Short-term, Medium-term		No

General Disclosures ESRS 2 / General Disclosures ◀ Back to Main Contents Page 15

IRO Name	IRO Category	Description	Time Horizon	Connection to Impact/Rising of Risks or Opportunities	Connection to Strategy
Incidents, injuries, and fatalities onboard our vessels	Potential Negative Impact	Critical operations on board Hafnia's vessels increase the risk of injuries.	Short-term, Medium-term, Long-term		Yes
Gender Diversity onboard our vessels above industry norms	Actual Positive Impact	Hafnia goes beyond industry norms to provide equal opportunities for female seafarers and women pursuing careers in shipping. This broadens the talent pool and addresses the industry's workforce shortage.	Short-term, Medium-term, Long-term	Related to: Investing in talent attraction and retention to meet strategic goals	Yes
Inappropriate behaviour onboard and cases of harassment	Potential Negative Impact	A hostile environment on board may result in harassment, negatively affecting seafarers' well-being and productivity.	Short-term, Medium-term, Long-term		Yes
Equality	Actual Positive Impact	Through its Diversity, Inclusion, Belonging, Equity (DIBE) culture, Hafnia cultivates a positive and inclusive workplace by ensuring all employees are treated fairly with equal access to opportunities.	Short-term, Medium-term, Long-term		Yes
Shortage of talent in the shipping industry	Financial Opportunity	Hafnia invests in attracting, retaining, and developing a diverse talent pool both onboard and onshore to drive business growth, ensure continuity, reduce hiring costs, and address talent shortages by leveraging a wide range of expertise.	Short-term	Related to: Equality	Yes
ESRS S2 Workers in the Supply Chain					
Human Rights breaches in supply chain	Potential Negative Impact	If Hafnia engages suppliers from countries with weak human rights protections, there is a risk that these suppliers may engage in poor practices that harm their workers and lead to human rights violations.	Short-term, Medium-term, Long-term		No
Human Rights breaches in shipyards	Potential Negative Impact	Building Hafnia's new vessels in shipyards located in regions with documented human rights violations may expose supply chain workers to risks of labour exploitation, including unpaid wages, debt bondage, inadequate housing, and coercion or threats.	Short-term, Medium-term, Long-term		No

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IRO Name	IRO Category	Description	Time Horizon	Connection to Impact/Rising of Risks or Opportunities	Connection to Strategy
High people standards requested to Ship managers	Actual Positive Impact	Enforcing strict criteria for ship managers ensures that seafarers working on externally managed vessels are guaranteed a safe and progressive working environment that embraces diversity.	Short-term		Yes
		ESRS G1 Governance			
Healthy corporate culture driving the company towards shared goals	Actual Positive Impact	By fostering a healthy corporate culture focused on shared goals, the company can create a collaborative and motivating work environment.	Short-term		Yes
Ethical behaviour and governance	Actual Positive Impact	Hafnia fosters a culture of exemplary conduct by implementing strong policies and training programs, ensuring ethical behaviour and robust governance across its operations.	Short-term, Medium-term, Long-term		Yes
Reputable trades	Actual Positive Impact	Hafnia upholds strong compliance practices to ensure ethical operations, safeguarding both the company and its stakeholders from potential financial penalties and promoting a positive business environment.	Short-term		Yes
Protection of whistle-blower through anti-retaliation policies and procedures	Actual Positive Impact	Implementing strong anti-retaliation policies and procedures in Hafnia's own operations and supply chain positively affects employees and third parties working for Hafnia by ensuring them protection for whistleblowing.	Short-term		No
Lack of due diligence on suppliers	Potential Negative Impact	Poor supplier management may increase the likelihood of suppliers breaching contractual human rights and environmental standards requested by Hafnia and negatively impact the environment and their workforce exposing it to violations of human rights.	Short-term, Medium-term		No

General Disclosures ESRS 2 / General Disclosures ◀ Back to Main Contents Page 17

 IRO Name  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  18  IRO Category  Description  Time Horizon  Connection to Connection to Impact/Rising of Risks or Opportunities Strategy  Legal liabilities due to compliance breach  Financial Risk  Hafnia heavily relies on international, national, and local laws to operate. Engaging in illegal or unlawful conduct resulting in sanctions or fines will cause the company reputational damage and significant financial losses.  Short-term  Yes  Complexity arising from compliance  Financial Risk  Hafnia heavily relies on compliance to operate. Changes in regulations and the increasing wave of regulatory requirements may result in a greater administrative burden, reduced efficiency, and difficulty in adapting swiftly to industry shifts, ultimately impacting financial competitiveness.  Short-term  Yes  Reputational effects from Corruption and bribery  Financial Risk  Hafnia depends on passing through ports in developing countries and undergoing onboard inspections by government officials to operate. High levels of bribery and corruption in these regions can disrupt operations,  leading to severe legal consequences, substantial fines, and reputational damage.  Short-term  Yes

 How Material Impacts Originate from or  Are Connected to Strategy and Business Model  All identified material impacts have already been integrated into our corporate strategy, highlighting their intrinsic connection to our industry. This commitment is further supported by established policies addressing each identified impact, along with defined targets for the majority.  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  19  However, we have not yet conducted a resilience analysis to evaluate our strategy and business model’s ability to address material impacts, mitigate risks, and seize opportunities.  Financial Effects of Material Risks and Opportunities  This year, we did not include numerical financial scenarios into the  assessment of material risks and opportunities. Instead, we relied solely on qualitative scenario analysis and have not quantified the anticipated financial impacts.  Impacts, Risks, and Opportunities Covered by Additional Entity-Specific Disclosures  Release of invasive alien species  Providing new services: Sustainable freight solutions  Challenging living conditions onboard  Alcohol consumption onboard  High standards requested to ship managers  IRO-1  Description of the Processes to Identify and Assess Material Impacts,  Risks and Opportunities  Methodology and Process  Our Double Materiality Assessment (DMA) process methodology is grounded in the guidance provided in the ESRS disclosure requirements. Our interpretation of the legislation guides the development of the process methodology, from the choices in stakeholder engagement to the threshold decisions.  The DMA follows the same reporting boundaries as the annual report covering impacts, risks, and opportunities regarding the parent company, Hafnia Limited, and all its subsidiaries. It includes Hafnia’s operations as well as its value chain, with a focus on the upstream value chain. The assessment did not specifically focus on any particular activities, business relationships, geographies, or other factors.  Scoring: Impact Materiality  Hafnia applied a scoring methodology to assess all impacts, both positive and negative. An impact was considered material if the average score for scale, scope, irremediable character (applicable only to negative impacts), and likelihood (only for potential impacts) was greater than three. Additionally, an impact was deemed material if any individual factor, scale, scope, or irremediable character received a score higher than three, regardless of the overall severity score.  Connections of Impacts and Dependencies with Risks and Opportunities  As part of the financial materiality assessment workshop, we have  linked the financial risk that could arise from environmental and social impacts.  Scoring: Financial Materiality  Hafnia applied a scoring methodology to evaluate all identified risks and opportunities. These were deemed material if the average score of magnitude and likelihood was greater than three. The potential magnitude was rated on a scale from zero to five, where zero represented no effect and five represented catastrophic effects. The likelihood of occurrence was also rated on a scale from zero to five, with zero indicating an impossible event and five indicating an almost certain event.  This year, we did not incorporate monetary values into our assessment due to the complexity of assigning precise figures to the identified risks and opportunities. Instead, we relied solely on a qualitative assessment.  Decision-Making Process and Internal Control Procedures  The ESG Team has developed the methodology and process for  our DMA exercise. Key decisions such as identifying stakeholder representatives, scoring IROs, and reviewing materiality, were shared with and validated by the Executive Management and Audit Committee.  To ensure integrity and accuracy, the process was entirely managed by the ESG Team, overseeing stakeholder signoffs and conducted a thorough review of the methodology.

 Integration into our Enterprise Risk Management Process and Prioritization  Sustainability-related risks are integrated into our Enterprise Risk Management framework. Along with other identified risks, they contribute to shape Hafnia’s overall risk profile and inform decision-making processes. All risks whether sustainability related or not are prioritized within our Risk Register based on a scoring system that considers Impact, Likelihood, Vulnerability, and Speed of Onset.  Immaterial ESRS Standards  We have omitted all disclosure requirements under the topical standards ESRS E3: ‘Water and Marine Resources’, ESRS S3: ‘Affected Communities’, and ESRS S4: ‘Consumers and End-users’, as these topics were assessed as not material in our DMA.  DMA Process Steps  Steps Key Tasks Performed  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  20  1 Preparation and Pre-screening  Identified topics listed on ESRS 1 AR 16 that are not material for Hafnia’s industry and our business operations, thanks to a pre-screening survey with the Executive Management Team.  Defined assessment boundaries, thresholds, and stakeholder involvement.  2 Identification of Internal and External Stakeholders  Identified internal and external stakeholders to participate in our exercise, selecting individuals from various stakeholder categories to ensure a broader ESG perspective.  Note: We did not include affected communities impacted by Hafnia’s operations or those affected by our suppliers’ operations as part of the interviewed stakeholders. While we believe that our offshore operations do not affect nearby communities, we will consider involving communities near our main suppliers’ operations in the future.  3 Stakeholders Engagement   Engaged relevant stakeholders through office webinars and interviews. Their role was to validate or challenge the macroeconomic topics identified as material by the Executive Management Team (EMT) and to identify industry-specific material topics relevant to Hafnia.  4 Impact, Risk and Opportunities (IROs) assessment  Identified a comprehensive list of potential material impacts, risks and opportunities tagged to related sub-topics under the CSRD.  Refined and consolidated the topics into broader macro topics and identifying additional relevant and non-relevant items for the exercise.  5 Assessing materiality  Evaluate the materiality of IROs through two workshops with management - one on financial material impacts and one on ESG impacts. During these two sessions, the committees were tasked with scoring the different criteria on IROs.  Conducted calculations to assess the materiality of the topics.  6 Validation and reporting  Validated and refined the identified material IROs in collaboration with external auditors.  Presented final methodology and results to the Audit Committee and the Board of Directors.

 E1 // IRO-1  Description of the Processes to Identify and Assess Material Climate-Related Impacts, Risks, and Opportunities  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  21  Process to Assess Impacts on Climate Change  As outlined in ESRS2, we conducted workshops and interviews to inform our assessment. In addition, we leveraged insights from our previous reporting, GHG emissions analysis, and the Task Force on Climate-related Financial Disclosures (TCFD) exercise performed in 2023. Together, these efforts have been instrumental in enhancing our understanding of Hafnia’s impact on the climate.  Process to Assess Climate-Related Physical Risks  As part of our 2023 TCFD assessment, we analyzed two climate risk scenarios: a 1.5-degree Celsius and a 3-degree Celsius pathway. These scenarios are not reflected in our financial statements, as no climate-related assumptions have been incorporated. This analysis helped identify climate-related risks and opportunities across the short, medium, and long term, and was used for our Double Materiality Assessment (DMA) in 2024.  For both climate scenarios, the physical impacts of environmental change were primarily assessed in relation to our vessels and seafarers, excluding the broader value chain. This assessment was conducted at a high level and did not include a detailed identification of climate-related hazards, as we currently do not anticipate significant impacts from physical climate risks on our business activities.  Within our DMA, we identified two climate-related physical risks. However, neither was assessed as a material risk:  Acute physical risks: Increased operating expenses and potential revenue loss due to physical risks affecting navigation and port access.  Chronic physical risks: Shifts in trading patterns driven by long-term megatrends, such as rising temperatures and sea levels.  Process to Assess Climate-Related Transition Risks  As part of our TCFD exercise, we assessed the impact of key climate- related transition factors on our operations and not on our value chain. These factors include decarbonization policies in the short- term, advancements in renewable energy in the medium-term, and shifts in energy sources in the long-term. This analysis allowed us to identify how regulatory, technological, and market changes could impact our business activities.  As part of this analysis, we have not identified any business activities incompatible with the transition to a climate-neutral economy by 2050. Given the typical scrapping age of our vessels (approximately 25 years), all current assets are expected to be decommissioned well before that target age.  As part of our DMA, we identified four material climate-related transition risks and opportunities.  On the risk side, these include the potential non-compliance with emerging environmental regulations and reduced revenues from oil transport due to the shift towards renewable energy. On the opportunity side, we identified the potential to offer new services, such as sustainable freight solutions, and the opportunity to transport new products driven by the energy transition.  In addition, we identified several other transition-related risks and opportunities that, while relevant, were not assessed as material. These include potential delays in achieving our Net Zero target, the risk of investing in unsuitable technology, reputational challenges associated with the decline of fossil fuels, and the opportunity to expand our services by supporting pool partners in their decarbonization efforts.  E2 // IRO-1  Description of The Process to Identify and Assess Material Impacts, Risks, and Opportunities Related to Pollution  Process to Assess Impacts on Pollution  Our process for identifying pollution impacts was guided by our Double Materiality Assessment (DMA) conducted in line with ESRS 2. Through workshops, interviews, and insights from our environmental plan, we collaborated with our Technical team and external technical managers to gain a comprehensive understanding of pollution impacts within our operations. At this stage, we have not assessed pollution impacts across our value chain, therefore, this section focuses exclusively on our direct operations.  Oil Spills  The risk of an oil spill was assessed during our DMA and was deemed non-material due to its low likelihood. However, Hafnia remains committed to prevention, maintaining a zero-oil-spill target, which was achieved in 2024. To support this, we have a Shipboard Marine Pollution Emergency Plan (SMPEP) that outlines crew requirements and the use of pollution prevention equipment during operations that pose risks.

 E3 // IRO-1  Description of The Processes to Identify and Assess Material Water and Marine Resources-Related Impacts, Risks and Opportunities  General Disclosures  ESRS 2 / General Disclosures  Back to Main Contents Page  22  Hafnia’s core operations focus on transportation and do not involve significant water-intensive activities or marine resource use. Therefore, this topical standard has been assessed as non-material from the beginning of our DMA.  E4 // IRO-1  Description of the Process to Identify and Assess Material Biodiversity and Ecosystem-Related Impacts, Risks, and Opportunities  Process to Assess Impacts on Biodiversity and Ecosystems  Our process for identifying pollution impacts was guided by our  Double Materiality Assessment (DMA) conducted in line with ESRS  2. As part of this assessment, we evaluated Hafnia’s contribution to drivers of biodiversity loss, impact on species, the extent and condition of ecosystems, and interactions with ecosystem services. The assessment focused solely on impacts arising from Hafnia’s operations and did not include biodiversity or ecosystem impacts across the value chain.  No material dependencies on biodiversity and ecosystems have been identified, as Hafnia operates as a service provider and does not rely directly on natural resources for its core business activities.  Process To Assess Transition, Physical  and Systemic Risks Related to Biodiversity and Ecosystems  At this stage, we have not assessed any transition or physical risks  and opportunities related to biodiversity and ecosystems. Systemic risks were also not considered in this year’s Double Materiality Assessment.  Consultations with Affected Communities  We have not conducted direct consultations with affected communities when assessing biodiversity and ecosystem-related IROs, as Hafnia does not operate on land or in proximity to any community areas. Therefore, such input was not deemed relevant.  Sites Located in or Near Biodiversity-Sensitive Areas  Hafnia considers the impact of its vessel operations on Marine  Protected Areas (MPAs) through which they may transit. In line with IMO regulations, our vessels follow specific guidelines when passing through MPAs and are required to report their entry to a designated shore-based authority capable of maintaining communication with the vessel.  Additionally, during ballast water operations, there is a risk of transferring non-native (non-autochthonous) species between geographical regions. This can occur in any area where ballast water is discharged, regardless of its protection status. We have identified this as a material impact due to its potential to disrupt local marine diversity and harm native autochthonous species.  The Necessity of Biodiversity Mitigation Measures  Our assessment did not identify an immediate need for additional biodiversity mitigation measures. However, Hafnia is exploring partnerships to enhance its approach to biodiversity protection.  E5 // IRO-1  Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks and Opportunities  Process to Assess Impacts on Resource Use and Circular Economy  Our process for identifying pollution impacts was guided by our  Double Materiality Assessment (DMA) in accordance with ESRS 2. We did not apply specific screening methodologies for this topic, nor did we consult with affected communities. Additionally, waste generated across our supply chain was not considered as part of this assessment.  G1 // IRO-1  Description of The Processes to Identify and Assess Material Impacts, Risks and Opportunities in Relation to Business Conduct Matters  All Hafnia locations, activities and applicable laws and regulations have been considered in the identification of material Governance- related impacts, Risks and Opportunities (IROs).

IRO-2

Disclosure Requirements in ESRS Covered by the Undertaking's Sustainability Statement

Index of Material Disclosures

ESRS Standard	DR	Description	Page Number
ESRS 2 – General Disclosures	BP-1	General Basis for Preparation of The Sustainability Statement	3
ESRS 2 – General Disclosures	BP-2	Disclosures in Relation to Specific Circumstances	3
ESRS 2 – General Disclosures	GOV-1	The Role of The Administrative, Management and Supervisory Bodies	4
ESRS 2 – General Disclosures	GOV-2	Information Provided to and Sustainability Matters Addressed by the Undertaking's Administrative, Management and Supervisory Bodies	7
ESRS 2 – General Disclosures	GOV-3	Integration of Sustainability-Related Performance in Incentives Schemes	7
ESRS 2 – General Disclosures	GOV-4	Statement on Due Diligence	8
ESRS 2 – General Disclosures	GOV-5	Risk Management and Internal Controls Over Sustainability Reporting	9
ESRS 2 – General Disclosures	SBM-1	Strategy, Business Model, and Value Chain	9
ESRS 2 – General Disclosures	SBM-2	Interests and Views of Stakeholders	12
ESRS 2 – General Disclosures	SBM-3	Material Impacts, Risks, and Opportunities and Their Interactions with Strategy and Business Model	14
ESRS 2 – General Disclosures	IRO-1	Description of the Process to Identify and Assess Material Impacts, Risks, and Opportunities	19
ESRS 2 – General Disclosures	IRO-2	Disclosure Requirements in ESRS Covered by the Undertaking's Sustainability Statement	23
ESRS E1 – Climate Change	E1, GOV-3	Integration of Sustainability-Related Performance in Incentive Schemes	27
ESRS E1 – Climate Change	E1-1	Transition Plan for Climate Change Mitigation	27
ESRS E1 – Climate Change	E1, SBM-3 (ESRS 2)	Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model	30
ESRS E1 – Climate Change	E1, IRO-1 (ESRS 2)	Description of the Processes to Identify and Assess Material Climate-Related Impacts, Risks,	21
ESRS E1 – Climate Change	E1-2	Policies Related to Climate Change Mitigation and Adaptation	31
ESRS E1 – Climate Change	E1-3	Actions and Resources in Relation to Climate Change Policies	31
ESRS E1 – Climate Change	E1-4	Targets Related to Climate Change Mitigation and Adaptation	32
ESRS E1 – Climate Change	E1-5	Energy Consumption and Mix	33
ESRS E1 – Climate Change	E1-6	Gross Scope 1, 2, 3, and Total GHG Emissions	34

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ESRS Standard	DR	Description	Page Number
ESRS E2 - Pollution	E2, IRO-1 (ESRS 2)	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	21
ESRS E2 - Pollution	E2-1	Policies Related to Pollution	44
ESRS E2 - Pollution	E2-2	Actions and Resources Related to Pollution	45
ESRS E2 - Pollution	E2-3	Targets Related to Pollution	45
ESRS E2 - Pollution	E2-4	Pollution of Air	45
ESRS E4– Biodiversity and ecosystems	E4, SBM-3	Material Impacts, Risks, and Opportunities and their Interaction with Strategy and Business Model	46
ESRS E4– Biodiversity and ecosystems	E4, IRO-1 (ESRS 2)	Description of Processes to Identify and Assess Material Biodiversity and Ecosystem-Related Impacts, Risks, Dependencies, and Opportunities	22
ESRS E4– Biodiversity and ecosystems	E4-1	Transition Plan and Consideration of Biodiversity and Ecosystems in Strategy and Business Model	46
ESRS E4– Biodiversity and ecosystems	E4-2	Policies Related to Biodiversity and Ecosystems	47
ESRS E4– Biodiversity and ecosystems	E4-3	Actions and Resources Related to Biodiversity and Ecosystems	48
ESRS E4– Biodiversity and ecosystems	E4-4	Targets and Metrics Related to Biodiversity and Ecosystems	48
ESRS E5 – Resource Use and Circular Economy	E5, IRO-1 (ESRS 2)	Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks, and Opportunities	22
ESRS E5 – Resource Use and Circular Economy	E5-1	Policies Related to Resource Use and Circular Economy	49
ESRS E5 – Resource Use and Circular Economy	E5-2	Actions and Resources Related to Resource Use and Circular Economy	50
ESRS E5 – Resource Use and Circular Economy	E5-3	Targets Related to Resource Use and Circular Economy	50
ESRS E5 – Resource Use and Circular Economy	E5-5	Resource Outflows	52
ESRS S1 – Own Workforce	S1, SBM-2 (ESRS 2)	Interests and views of stakeholders	12
ESRS S1 – Own Workforce	S1, SBM-3	Material Impacts, Risks, and Opportunities and Their Interaction with Strategy and Business Model	53
ESRS S1 – Own Workforce	S1-1	Policies Related to Own Workforce	54
ESRS S1 – Own Workforce	S1-2	Processes for Engaging with Own Workers and Workers' Representatives about Impacts	55
ESRS S1 – Own Workforce	S1-3	Processes to Remediate Negative Impacts and Channels for Own Workers to Raise Concerns	56
ESRS S1 – Own Workforce	S1-4	Taking Action on Material Impacts on Own Workforce, and Approaches to Mitigating Material Risks and Pursuing Material Opportunities Related to Own Workforce, and Effectiveness of Those Actions	57
ESRS S1 – Own Workforce	S1-5	Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities	61

General Disclosures   ESRS 2 / **General Disclosures**   ◀ Back to Main Contents Page   24

ESRS Standard	DR	Description	Page Number
ESRS S1 – Own Workforce	S1-6	Characteristics of Our Employees	62
ESRS S1 – Own Workforce	S1-8	Collective Bargaining Agreement and Social Dialogue	63
ESRS S1 – Own Workforce	S1-9	Diversity Metrics	63
ESRS S1 – Own Workforce	S1-10	Adequate Wages	63
ESRS S1 – Own Workforce	S1-14	Health and Safety Metrics	63
ESRS S1 – Own Workforce	S1-16	Remuneration Metrics (Pay Gap and Total Remuneration)	64
ESRS S1 – Own Workforce	S1-17	Incidents, Complaints and Severe Human Rights Impacts	64
ESRS S2 – Workers in the Value Chain	S2, SBM-3	Material Impacts, Risks and Opportunities, and Their Interaction with Strategy and Business Model	65
ESRS S2 – Workers in the Value Chain	S2-1	Policies Related to Value Chain Workers	66
ESRS S2 – Workers in the Value Chain	S2-2	Processes for Engaging with Value Chain Workers About Impacts	66
ESRS S2 – Workers in the Value Chain	S2-3	Processes to Remediate Negative Impacts and Channels for Value Chain Workers to Raise Concerns	67
ESRS S2 – Workers in the Value Chain	S2-4	Taking Action on Material Impacts on Value Chain Workers, Approaches to Managing Material Risks and Pursuing Material Opportunities Related to Value Chain Workers, and Effectiveness of Those Actions	67
ESRS S2 – Workers in the Value Chain	S2-5	Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities	68
ESRS G1 – Business Conduct	G1, GOV 1	Role of Administrative, Supervisory and Management Bodies	70
ESRS G1 – Business Conduct	G1, IRO-1 (ESRS 2)	Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities	22
ESRS G1 – Business Conduct	G1-1	Business Conduct Policies and Corporate Culture	72
ESRS G1 – Business Conduct	G1-2	Management of Relationship with Suppliers	74
ESRS G1 – Business Conduct	G1-3	Prevention and Detection of Corruption or Bribery	75
ESRS G1 – Business Conduct	G1-4	Incidents of Corruption or Bribery	75
ESRS G1 – Business Conduct	G1-5	Political Influence and Lobbying Activities	77
ESRS G1 – Business Conduct	G1-6	Payment Practices	77

General Disclosures
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 Environment  Back to Main Contents Page  26

 E1 // GOV-3  Integration of Sustainability-Related Performance in Incentive Schemes  Executive Management compensation consists of both fixed and incentive-based components, aligned with Hafnia’s remuneration policy.  Climate-related performance indicators are assessed annually and may be factored into variable pay at the discretion of the Remuneration Committee. As this is a discretionary process, no specific portion of variable remuneration is directly tied to climate- related metrics.  In 2024, the climate-related Key Performance Indicator for the CEO and CFO was to stay on track to achieve Hafnia’s goal of “net zero by 2050” and a 40% reduction in carbon intensity by 2028 (vs. 2008 baseline).  E1-1  Transition Plan for Climate Change Mitigation  Transition Plan for Climate Change Mitigation  Hafnia is committed to act as a leader in the transition to greener shipping through its climate strategy. The strategy is built on three key pillars:   Lead long-term industry changes by continually exploring alternative fuels and more environmentally friendly solutions  E1 / Climate Change  Optimize our vessel’s performance  Improve transparency in emissions reporting  Our main targets are:  Achieving the International Maritime Organization’s (IMO) target of a 40% reduction in carbon intensity (compared to  2008 levels) by 2028, two years ahead of the official deadline. This will be driven by a combination of energy-saving measures, implementation of physical energy-saving devices, and a proactive fleet renewal strategy  Achieving Net Zero by 2050 in line with the goals of the Paris Agreement  Hafnia’s Climate Transition Plan does not yet include a detailed, multi-year roadmap outlining how our business model and strategy  will align with our Net Zero target. In 2025, we will evaluate the feasibility of a comprehensive transition plan with clearly defined steps to reach Net Zero. The complexity of this task is heightened by ongoing uncertainties surrounding the availability of future fuels, emerging technologies, and the evolving nature of our vessel fleet.  Decarbonization Levers and Key Actions  Our current transition plan outlines the key actions we are undertaking to achieve a 40% reduction in carbon intensity by 2028 (compared to 2008 levels). This strategy is built around three core decarbonization levers:  Optimizing Technical Performance of the Fleet (Short to Mid-Term)  Modern and Dynamic Fleet: Hafnia prioritizes the optimization of vessel design and propulsion systems in all newly ordered ships while maintaining a modern fleet through a renewal strategy.  Energy-Saving Devices Onboard: To enhance vessel efficiency, we install physical energy-reducing technologies across applicable ships.  ᇶ In 2024, deployed solutions included Mewis Ducts, Boss Cap Fins, LED lighting, Variable Frequency Drives (VFD), Greenoil filter systems, Trim optimization systems, 3-way condensate valves, Preheater harbour pumps and waste heat recovery systems.  ᇶ Our Technical team is also actively exploring and testing next-generation technologies such as wind propulsion, fuel cells, advanced propeller designs, and innovative hull structures.  Machine Learning for Performance Optimization: Hafnia leverages machine learning algorithms to proactively perform anti-corrosive maintenance on vessel decks and is actively working to extend these capabilities to hull cleaning. This technology is currently deployed on 50 vessels, with plans to scale it across the entire fleet. This enables data-driven decision- making to improve fuel efficiency and operational insights.  Environment  E1 / Climate Change  Back to Main Contents Page  27

 Optimize Fleet Operations (Short-Term)  Environment  E1 / Climate Change  Back to Main Contents Page  28  Operational Excellence: In 2025, Hafnia will migrate its fleet from COACH Solutions to the ZeroNorth platform, enabling enhanced vessel performance, voyage planning, and emissions reduction. Our Smartship technology, already installed on 34 vessels, further supports voyage optimization by enabling proactive corrective actions, avoiding adverse weather, optimizing routes and speed, and improving the performance of underperforming vessels.  Enhancing Data Transparency:  ᇶ Through collaboration with DNV, Hafnia uses the “Emissions Connect” platform to obtain class-verified carbon emissions data and Carbon Intensity Indicator (CII) ratings on a voyage-by-voyage basis for all vessels we operate.  ᇶ Hafnia is a strong advocate of the Mass Flow Metering (MFM) in bunker deliveries. The MFM enables precise measurements of fuel inventories, consumption, and associated critical parameters for accurate performance assessments.  Despite broader industry resistance, Hafnia has actively promoted MFM and has supported leading suppliers in its implementation.  Hafnia Bunkers is a key participant in the upcoming ARA MFM consortium, where major players like Hapag Lloyd, Oldendorff, Trafigura, BP, Vitol, Cargill are coming together to improve industry standards.  Develop and Implement the Clean Solutions of Tomorrow (Mid to Long-Term)  Preparing for Alternative Fuels Propulsion:  ᇶ Dual Fuel Vessels: We are transitioning towards greener  fuels by expanding our dual-fuel fleet. Currently, four dual-fuel LNG vessels are in operation. In addition, we are building four dual-fuel methanol vessels, with delivery expected in 2025-2026.  ᇶ Biofuel Bunkering: In line with the FuelEU Maritime regulations and Hafnia’s commitment to low-emission propulsion, the Hafnia Bunkers Team is positioning itself as a key player in renewable fuel sourcing.  The team is proactively procuring biofuels and LNG to meet both the regulatory requirements and the growing demands from the wider Hafnia Bunker Alliance.  ᇶ Ammonia Bunkering: Hafnia is collaborating with DNV and the Port Authority of Singapore (MPA) to explore the feasibility of using ammonia as a future bunkering fuel.  Ammonia Production and Transportation: Hafnia, alongside ExxonMobil and MOL, has invested in Clean Hydrogen Works to develop the Ascension Clean Energy (ACE) project - a large-scale clean hydrogen ammonia production and export hub. Subject to Final Investment Decision (FID), the project aims to supply clean ammonia to Europe and Asia.  Hafnia plans to further support this effort by constructing four or five Very Large Ammonia Carriers (VLACs).  Alternative Energy Transportation Readiness:  ᇶ CO2 Transport: Hafnia has developed designs for Liquefied CO₂ (LCO₂) and Very Large CO₂ (VLCO₂) carriers for medium- and long-range CO₂ transport.  ᇶ Biofuel Transport: In 2024, we completed 44 transport voyages for used cooking oil, which will later be processed into biofuel, and we plan to expand this practice.  Operational Expenditures (OPEX) and Capital Expenditures (CAPEX) Required for Implementation of Action Plan  Hafnia does not publicly disclose the specific OPEX and CAPEX  amounts allocated for the implementation of our Climate Strategy. This information is considered commercially sensitive as its disclosure could impact Hafnia’s innovation strategy, thereby risking bargaining power and negotiating position in relation to purchasing and selling vessels.  Potential Locked-In GHG Emissions from Key Assets and Products  While Hafnia newbuilds are equipped with dual-fuel capabilities,  enabling operation on alternative fuel such as methanol or LNG, and conventional fossil fuels, the majority of our existing fleet still operates primarily on fossil fuels. This creates potential for locked-in greenhouse gas (GHG) emissions over the medium term. These locked-in emissions will be reduced through our ongoing fleet modernization strategy.  Aligning Our Economic Activities (Revenues,  CAPEX, OPEX) With Criteria Established by The EU Taxonomy  As of now, Hafnia does not have plans to align its economic activities  with the criteria established by the EU Taxonomy. For further details on Eu Taxonomy, please refer to page 39.

 Significant CAPEX Amounts Invested During Reporting Period Related to Coal, Oil, and Gas-Related Economic Activities  Hafnia activities are not classified under the NACE codes defined as  Coal, Oil, and Gas-related activities. As a result, the CAPEX allocated to such activities is zero.  Environment  E1 / Climate Change  Back to Main Contents Page  29  Exclusion from EU Paris-Aligned Benchmarks  Hafnia is not excluded from the EU Paris-aligned benchmarks as it does not meet any of the criteria outlined below:  (1) companies involved in any activities related to controversial weapons;  (2) companies involved in the cultivation and production of tobacco;  (3) companies that benchmark administrators find in violation of the United Nations Global Compact (UNGC) principles or the Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises;  (4) companies that derive 1 % or more of their revenues from the exploration, mining, extraction, distribution or refining of hard coal and lignite;  (5) companies that derive 10 % or more of their revenues from the exploration, extraction, distribution or refining of oil fuels;  companies that derive 50 % or more of their revenues from the exploration, extraction, manufacturing or distribution of gaseous fuels;  companies that derive 50 % or more of their revenues from electricity generation with a GHG intensity of more than 100 g CO2 e/kWh.  How Our Transition Plan Is Embedded in and Aligned with Overall Business Strategy and Financial Planning  Hafnia’s Climate Strategy is fully integrated into our overall  business strategy and financial planning, providing a structured and accountable approach to decarbonization.  Decarbonization actions and targets are a core part of our corporate strategy as outlined in ESRS 2 and are embedded in the key performance indicators (KPIs) of both the CEO and CFO, reinforcing accountability at the highest levels of leadership.  The transition plan follows a rigorous governance process, where it is approved by the Executive Management Team (EMT) and subsequently endorsed by the Board of Directors. Capital allocation decisions are made with a strategic focus on balancing our decarbonization goals, regulatory requirements, and long-term financial sustainability, supporting both our climate commitments and shareholder value.  Progress in Implementing Transition Plan  The progress on our key targets of our transition plan is assessed regularly and presented to the Board of Directors once a year. As of the end of 2024, Hafnia is on track to achieve a reduction of carbon intensity by 40% by 2028, from 2008.

E1 // SBM-3
Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model

Material Climate-Related Impacts, Risks, and Opportunities

IRO Name	IRO Category	Impact Description	Target Group	Systemic/Individual Incidents
Scope 1 emissions	Actual Negative Impact	The combustion of fossil fuels in Hafnia's vessel operations result in increased greenhouse gas emissions, which adversely affect the environment and intensify global warming and climate change.	Environment	Systemic
Scope 3 emissions	Actual Negative Impact	Emissions from Hafnia's value chain, classified as Scope 3, constitute a significant part of the company's overall greenhouse gas footprint.	Environment	Systemic
Providing new services: Sustainable freight solutions	Financial Opportunity	By providing sustainable freight solutions, Hafnia can attract new customers and strengthen its market position, thereby driving long-term competitiveness.	Hafnia's Overall Company	–
Inability to comply with new environmental regulations	Financial Risk	Compliance with the evolving regulatory landscape is crucial for Hafnia. Stricter rules on energy efficiency, alternative fuels, and emissions reductions will increase operational costs and exposure to fines or legal action, posing a financial risk to the company.	Hafnia's Overall Company	–
Transporting new products due to the shift towards renewable energy	Financial Opportunity	Hafnia operates in the shipping industry, where future demand for transportation of alternative energy and chemical trades presents an opportunity.	Hafnia's Overall Company	–
Reduction in revenues in oil transport due to the shift towards renewable energy	Financial Risk	Hafnia heavily relies on oil transportation. A sudden shift in consumer demand toward sustainable energy instead of fossil fuels could reduce Hafnia's vessels' demand and lower charter rates posing significant financial challenges for the company.	Hafnia's Overall Company	–

Environment E1 / Climate Change ◀ Back to Main Contents Page 30

 Climate-Related Physical Risks and Climate-Related Transition Risks  As part of our Double Materiality Assessment, Hafnia has identified  two financially material climate-related transition risks:  Inability to comply with new environmental regulations   The decline in oil transport revenues due to global shifts towards renewable energy  Resilience Analysis  While we have not yet conducted a comprehensive assessment of our capacity to anticipate, prepare for, respond to, and recover from climate-related risks, both physical and transitional. These risks are incorporated into our Enterprise Risk Management framework. This framework includes vulnerability assessments and mitigation measures. Additionally, we are analyzing a range of oil demand forecasts to evaluate their potential financial impact on our business.  E1-2  Policies Related to Climate Change Mitigation and Adaptation  Policies To Manage Material Impacts, Risks, and Opportunities Related to Climate Change Mitigation and Adaptation  We do not have a specific policy, but a strategy built around  key targets and pillars to address material impacts, risks, and opportunities related to climate change.  Policy Purpose Correspondence with Impacts, Risks and Opportunities Sustainability Matters Addressed  Environment  E1 / Climate Change  Back to Main Contents Page  31  Climate Strategy  Share general objectives and key targets for our transition to greener shipping  Scope 1 emissions  Scope 3 emissions  Providing new sustainable freight solutions  Transporting new products due to the shift towards renewable energy  Inability to comply with new environmental regulations  Reduction in revenues in oil transport due to a shift towards renewable energy  Climate change mitigation  Climate change adaptation  Energy Efficiency  Renewable energy deployment  E1-3  Actions and Resources in Relation to Climate Change Policies  Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities  The action plan and key initiatives to address most of our material  IROs related to climate change are incorporated into our energy transition plan, as outlined in section E1-1. The only risk not fully addressed under E1-1 is the potential inability to comply with stricter regulations on energy efficiency, alternative fuels, and emissions reductions. To manage this risk, in addition to our efforts outlined in the transition plan, we are actively staying ahead of new regulations. This includes continuous engagement in roundtables and industry association events, dialogues with legislators and consultants, and providing the management team and Board of Directors with regular updates on legislative developments and necessary compliance actions.  Climate Change Mitigation Actions Presented by Decarbonization Lever  Hafnia’s current decarbonization levers are presented in E1-1.  Achieved and Expected GHG Emission Reductions  Hafnia tracks its progress in emissions reduction compared to our main target through the Annual Efficiency Ratio (AER), a key metric in the maritime industry that measures a vessel’s carbon efficiency.  The AER quantifies CO2 emissions per unit of cargo-carrying capacity (deadweight tonnage, or DWT) over a distance traveled (nautical  2 2  miles), expressed in grams of CO per deadweight ton-mile (gCO /  dwt*nm). The AER is calculated on an equity basis, reflecting our share of our vessels. We believe this approach accurately represents our ownership stake and aligns with our accountability and responsibility to reduce emissions for these related assets. In 2024, Hafnia achieved an AER of 5.15, representing a 33% reduction in carbon intensity compared to the IMO’s 2008 baseline, putting us on track to reach our 40% reduction target by 2028.  The AER approach does not align with the 2024 Scope 1 calculation, which adheres to the CSRD framework by incorporating financial and operational control and accounting for all GHG emissions. For a full overview of our methodologies and emissions, please refer to section E1-6.

Significant CAPEX and OPEX Required to Implement Actions Taken or Planned

Each year, the Technical team analyzes financial investment required for vessel retrofits, new technologies, and staff training as part of the annual budget and business planning processes. When a potential new energy-saving action is identified, the team prepares a business case to support the investment request.

As per section E1-1, Hafnia cannot disclose the OPEX and CAPEX amounts required and allocated for the implementation of our actions as we deem this information as confidential and sensitive. Hafnia currently does not have plans to align its economic activities with the criteria established by the EU Taxonomy and therefore has no attached significant CAPEX and OPEX costs.

	Unit	2024 VS 2023	2024	2023	Baseline - 2008
Number of vessels included in emission calculation for the year	Number	+6.8%	125	116.5	– *as this baseline was not a measurement but defined by the IMO*
Annual Efficiency Ratio (AER)	gms/ DWT-NM	-1.5%	5.15	5.23	7.75

E1-4
Targets Related to Climate Change Mitigation and Adaptation

GHG Emission Reduction Targets to Manage Material Impacts, Risks, and Opportunities

Targets	Unit	2028 Target	2050 Target
Carbon intensity reduction target for Scope 1 emissions	Percentage	40%	100%
Absolute Scope 1 emissions	Metric tons CO_2e	-	Net-zero emissions
Absolute Scope 2 emissions	Metric tons CO_2e	-	-
Absolute Scope 3 emissions	Metric tons CO_2e	-	-

As part of Hafnia's climate strategy, we are committed to reducing carbon intensity by 40% by 2028 compared to a 2008 baseline - achieving the IMO's 2030 target for the shipping industry two years ahead of schedule. We focus on carbon intensity rather than absolute emissions as our fleet size continues to change, making intensity a more meaningful measure. This target includes all our owned vessels based on equity share and only CO_2 emissions. Our use of the 2008 baseline aligns with the IMO's Strategy on the Reduction of GHG Emissions from Ships. Progress towards this target with its baseline details is reported in E1-3.

We have also set a Net Zero target for Scope 1 emissions across all our operations by 2050. While this target is not scientifically based, this target aligns with the Paris Agreement and supports the goal of limiting global warming by 1.5°C. It also follows the IMO's 2050 decarbonization pathway. This target has not yet been externally assured.

Currently, we have not set targets for Scope 2 emissions, as they are considered non-material to our company. For Scope 3 emissions, we are still refining our calculation methodologies in this second year of reporting. However, since Scope 1 covers Tank-to-Wake emissions and Scope 3 includes Well-to-Tank emissions, improvements in Scope 1 will also help reduce Scope 3 emissions.

Involvement of Stakeholders to Set Targets

The responsibility for setting targets lies within the Technical and ESG Teams, who lead the definition process. The Executive Management Team (EMT) and the Board of Directors hold responsibility for reviewing and approving these targets. External stakeholders were not involved in setting these targets, as they are aligned with widely recognized industry benchmarks.

Expected Decarbonization Levers and Their Overall Quantitative Contributions to Achieve GHG Emission Reduction Target

Our decarbonization levers are detailed in section E1-1.

Each vessel performance optimization initiative is assessed through a structured business case process. We maintain a catalogue of potential solutions, assessing each one based on technical feasibility, potential GHG emissions reduction, cost, regulatory alignment, and data-driven insights. When an initiative shows a positive business case, it proceeds to further feasibility studies, engineering analysis, and vendor pricing. We then assess which vessels are suitable for implementation, enabling us to quantify the initiative's contribution to our overall emissions reduction targets. If an initiative is not deemed viable at the time, it is archived for potential consideration in the future.

Environment E1 / Climate Change ◀ Back to Main Contents Page 32

HAFNIA
Member of BW Group

Top 3 Actions in our Catalogue with the Highest GHG Emissions Reduction Potential

Actions	Potential CO_2 emissions savings (tCO_2 /year/vessel)
Trim optimization	508
Wake Equalizing Device (WED)	413
Marine Propeller PBCF (Propeller Boss Cap Fins)	105

A diverse range of climate scenarios has not been considered to detect relevant environmental, societal, technological, market, and policy-related developments to determine decarbonization levers.

E1-5
Energy Consumption and Mix

Energy Consumption

	Energy Consumption and Mix	Value
1	Fuel consumption from coal and coal products (MWh)	0
2	Fuel consumption from crude oil and petroleum products (MWh)	7,799,878
3	Fuel consumption from natural gas (MWh)	0
4	Fuel consumption from other fossil sources (MWh)	0
5	Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)	607
6	**Total fossil energy consumption (MWh)**	**7,800,485**
	Share of fossil sources in total energy consumption (%)	100%
7	**Consumption from nuclear sources (MWh)**	**14**
	Share of consumption from nuclear sources in total energy consumption (%)	0%
8	Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biological origin, biogas, renewable hydrogen, etc.) (MWh)	0
9	Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	73
10	The consumption of self-generated non-fuel renewable energy (MWh)	0
11	**Total renewable energy consumption (MWh)**	**73**
	Share of renewable sources in total energy consumption (%)	0%
	Total energy consumption (MWh)	**7,800,572**

Environment E1 / Climate Change ◀ Back to Main Contents Page 33

Energy Production

Not applicable

Energy Intensity Based on Net Revenue

Net revenue from activities in high climate impact sectors

Breakdown	Value (Thousands of USD)
Net revenue from activities in high climate impact sectors used to calculate energy intensity - H.50.20 Sea and coastal freight water transport	1,935,596
Net revenue (other)	933,051
Total net revenue (financial statements)	2,868,647

The first row corresponds to the line item 'Revenue (Hafnia Vessels and TC Vessels)', while the second row reflects 'Revenue (External Vessels in Disponent-Owner Pools)', as disclosed in note 4 of the Consolidated Financial Statement.

Energy intensity from activities in high climate impact sectors (total energy consumption per net revenue)

Energy Consumption, Net Revenue Intensity (MWh per Thousands of USD)
4.03

Methodologies and Significant Assumptions behind Metric

- Energy from the Fuel Consumption from Petroleum Products and Natural Gas: This represents the total energy consumption for vessels as a multiplication of consumption for each of the different fuel types by the calorific value from Regulation (EU) 2023/1805 and converted to the unit of MWh.

- Energy from the Consumption of Purchased or Acquired Electricity, Heat, Steam, and Cooling from Fossil, Nuclear and Renewable Sources: This figure was calculated from the total energy consumption for Scope 2 emissions from electricity, district heating and district cooling. The share of fossil, renewable and nuclear portions of grid electricity were estimated based on location from sources such as European Residual Mixes, eGRID (U.S.) and Ember Climate.

E1-6
Gross Scopes 1, 2, 3 and total emissions

Gross Scopes 1, 2, 3 and Total GHG emissions - GHG emissions per Scope

GHG Scope	Emissions: Market-based (Sum, tCO_2e)	Emissions: Location-based (Sum, tCO_2e)
Scope 1	2,200,393 tCO_2e	2,200,393 tCO_2e
Scope 2	156 tCO_2e	129 tCO_2e
Scope 3	685,455 tCO_2e	685,454 tCO_2e
TOTAL	**2,886,004 tCO_2e**	**2,885,976 tCO_2e**

Gross Scopes 1 and 2 - Financial and Operational

GHG Scope	Financial Control	Operational Control Only
Scope 1	2,087,241 tCO_2e	113,153 tCO_2e
Scope 2	156 tCO_2e	0 tCO_2e

Environment E1 / Climate Change ◀ Back to Main Contents Page 34

Total GHG Emissions

Emissions	Base Year	Comparative Year*	2024	2024 / Comparative Year (%)	2025	2030	2050	Annual% % Target / Base Tear
			Scope 1 GHG Emissions					
Scope 1 GHG Emissions	–	–	2,200,393	–	–	–	0	–
Percentage of Scope 1 GHG emissions from regulated emissions trading schemes (%)	–	–	11%	–	–	–	0	–
			Scope 2 GHG Emissions					
Gross location-based Scope 2 GHG emissions (tCO_2eq)	–	–	129	–	–	–	–	–
Gross market-based Scope 2 GHG emissions (tCO_2eq)	–	–	156	–	–	–	–	–
			Scope 3 GHG Emissions – Market Based					
Total Gross indirect (Scope 3) GHG emissions (tCO_2eq)	–	–	685,455	–	–	–	–	–
3.1 Purchased goods and services	–	–	62,965	–	–	–	–	–
3.2 Capital goods	–	–	43,089	–	–	–	–	–
3.3 Fuel and energy-related activities	–	–	414,356	–	–	–	–	–
3.4 Upstream transportation & distribution	–	–	–	–	–	–	–	–
3.5 Waste generated in operations	–	–	16,705	–	–	–	–	–
3.6 Business travel	–	–	2,673	–	–	–	–	–
3.7 Employee commuting	–	–	6,808	–	–	–	–	–
3.8 Upstream leased assets	–	–	–	–	–	–	–	–
3.9 Downstream transportation and distribution	–	–	–	–	–	–	–	–
3.10 Processing of sold products	–	–	–	–	–	–	–	–
3.11 Use of sold products	–	–	–	–	–	–	–	–
3.12 End-of-life treatment of sold products	–	–	–	–	–	–	–	–
3.13 Downstream leased assets	–	–	138,372	–	–	–	–	–
3.14 Franchises	–	–	–	–	–	–	–	–
3.15 Investments	–	–	487	–	–	–	–	–
			Total GHG Emissions					
Total GHG emissions (location-based) (tCO_2eq)	–	–	2,885,976	–	–	–	–	–
Total GHG emissions (market-based) (tCO_2eq)	–	–	2,886,004	–	–	–	–	–

** The methodology for calculating our Scope 1 and Scope 3 emissions has been adjusted to comply with the CSRD framework. As a result, we have chosen not to include comparative year-on-year data, as the figures are not directly comparable to our previous reporting.*

Environment E1 / Climate Change ◀ Back to Main Contents Page 35

Methodology – Significant Changes

Hafnia is reporting under ESRS for the first year, so no significant changes are reported.

Methodologies, Significant Assumptions, and Emissions Factors used to Calculate or Measure GHG Emissions

Scope 1: Scope 1 emissions have been calculated based on fuel consumption and using IMO's Tank-to-Wake (TTW) emission factors from the Fourth Greenhouse Gas Study. Under Scope 1, we included emissions from vessels under our financial control—aligned with our financial statements—including owned vessels, bareboat-in (BB-in) vessels, and time charter-in (TC-in) vessels. Additionally, we accounted for emissions from vessels under our operational control, such as joint-venture vessels not covered by a Time-Charter out contract.

Scope 2 Location and Market-based: CO2 emissions have been calculated based on consumption from purchased electricity, heating, and cooling using the location and market-based emission factors from IEA (electricity) and EcoInvent (district heating and cooling). Electricity, district cooling and heating consumption data for our offices were obtained directly from utility bills, except for our Houston office. For Houston, electricity usage was estimated based on the office's floor area relative to the total building size and its overall electricity consumption.

Scope 3: Scope 3 is calculated using a mixed approach depending on the categories. Hafnia is actively working to enhance data quality, with a focus on progressively increasing the use of primary data, especially for category 3.1and 3.2. 87% of Hafnia's Scope 3 emissions are calculated using primary data.

	Category	Included/ Not Applicable	Methodology or Reason for Exclusion
3.1	**Purchased goods and services**	Included	This includes purchased goods and services for vessel and office supplies. Hafnia calculated these emissions using a spend-based methodology and emission factors in the CEDA 6 database. We have not used any supplier-specific data.
3.2	**Capital Goods**	Included	Vessel steel weight is used to calculate emissions related to our new buildings with the emission factor from Ecoinvent. For vessel modifications and expenses related to retrofits, drydocking, and newbuild vessels, Hafnia uses a spend-based methodology, where we have mapped spend to emission factors in the CEDA 6 database. We have not used any supplier-specific data.
3.3	**Fuel and energy-related activities**	Included	This includes bunker fuels purchased by Hafnia for vessels under our direct control. This has been calculated by multiplying fuel consumption for the Wake to Tank (WtT) emission factors from Regulation (EU) 2023/1805 on the use of renewable and low-carbon fuels in maritime transport.
3.4	**Upstream transportation and distribution**	Included under 3.1	The transportation of goods listed under Category 3.1, along with warehousing and port distribution, is covered by the emission factors provided by a third-party provider for upstream transportation and distribution. Consequently, these emissions are reported under Category 3.1.

Environment E1 / Climate Change ◀ Back to Main Contents Page 36

	Category	Included/ Not Applicable	Methodology or Reason for Exclusion
3.5	Waste generated in operations	Included	This includes waste generated during vessel operations, which is initially reported by volume and then converted into weight (kg) using assumed waste density values. Emissions are calculated based on weight, waste type, and treatment method, using emission factors from the EPA (IPCC AR4) and DEFRA (IPCC AR5). Additionally, emissions from office waste generated by our shore-based employees are estimated based on location-specific data and emission factors from the DEFRA and EPA databases.
3.6	Business travel	Included	This category includes emissions from employees' business travel, covering flights, hotels, and trains. Emissions data is collected through our travel agency, which applies emission factors from the DEFRA database. This includes all business travel-related expenses booked outside our travel agency, calculated using a spend-based methodology and emission factors from the CEDA 6 database.
3.7	Employee commuting	Included	This includes emissions from commuting for both seafarers and shore-based employees. For shore-based employees, we used employee headcount numbers along with region-specific estimates for commute distance and transportation modes, applying emission factors from the DEFRA and EPA databases. For seafarers, commuting refers to their travel from home to the vessel, with data obtained from their travel agency.

	Category	Included/ Not Applicable	Methodology or Reason for Exclusion
3.8	Upstream leased assets	Not applicable	Nothing is reported under this category, as all relevant emissions relative to lessee are included under Scope 1.
3.9	Downstream Transportation and distribution	Not applicable	The only products sold by Hafnia are bunker fuels as part of the bunker trading activity. This activity only consists of buying fuel and then selling it directly to a third party. This is not a product we directly manufacture, and we own it for a very short period (between purchase and sale). We therefore consider this activity as not applicable as a sold product.
3.10	Processing of sold products	Not applicable	
3.11	Use of sold products	Not applicable	
3.12	End-of-life treatment of sold products	Not applicable	
3.13	Downstream leased assets	Included	This includes emissions for vessels that are owned by joint ventures and time-chartered-out (TC-out). The emission factors used are the same as those applied for Scope 1 (Tank-to-Wake), based on the 4th IMO GHG Study.
3.14	Franchises	Not applicable	Hafnia does not have any franchises.
3.15	Investments	Included	This includes emissions from our investments. Emissions are calculated using emission factors from CEDA, the revenue of the asset, and Hafnia's ownership percentage in the asset.

Environment E1 / Climate Change ◀ Back to Main Contents Page 37

 Effects Of Significant Events and Changes in Circumstances (Relevant to Its GHG Emissions) that Occur Between the Reporting Dates of the Entities In Its Value Chain and the Date Of the Undertaking’s General Purpose Financial Statements  Hafnia utilizes the most up-to-date data available from suppliers  across its value chain to measure and report its greenhouse gas emissions, supplemented by annually updated estimates provided by Watershed.  Biogenic Emissions  Biogenic emissions of CO₂ from the combustion or  biodegradation of biomass not included in Scope 1 GHG emissions  Emissions: Market-Based Biogenic CO₂ (Sum, tCO₂e)  0 tCO₂e  Biogenic emissions of CO₂ from the combustion  or biodegradation of biomass for electricity generation not included in Scope 2 GHG emissions  Emissions:  Market-Based Biogenic CO₂ (Sum, tCO₂e)  Emissions:  Location-Based Biogenic CO₂ (Sum, tCO₂e)  76 tCO₂e 80 tCO₂e  Hafnia is not able to track biogenic emissions from Scope 3 emissions. The only biogenic emissions reported are biogenic Scope 2 emissions that are calculated by converting fuel consumption for heating and  electricity consumption in tCO e by multiplying consumptions by  2  emission factors from IEA SG 2022, Ecoinvent and DEFRA.  GHG Emission Intensity  GHG emissions intensity  (total GHG emissions per net revenue)  Emissions:  Location-Based,  Net revenue Intensity  (tCO₂e per Thousand of USD)  Environment  E1 / Climate Change  Back to Main Contents Page  38  Emissions:  Market-Based,  Net Revenue Intensity  (tCO₂e per Thousand of USD)  1.49 1.49  The net figures used to calculate intensity figures can be found on paragraph E1-5.  Type of External Body other than  an Assurance Provider that Provides Validation  Scope 1 emissions are verified by classification society DNV daily.  E1-7  GHG Removals & Mitigation Projects  Hafnia does not currently have any GHG removal or mitigation projects involving carbon credits in place.  E1-8  Internal Carbon Pricing  No internal carbon pricing schemes are applied at Hafnia. We are therefore not reporting on this.

 The EU Taxonomy is a classification system established by the European Union to improve transparency around companies’ business activities and identify those considered environmentally sustainable. To be classified as sustainable under the Taxonomy rules, an activity must be, both eligible (fall within the scope of the Taxonomy) and aligned (meet its technical screening requirements).  As required by Regulation (EU) 2020/852, Hafnia must disclose the share of its revenues, capital expenditures (CAPEX), and operating expenditures (OPEX) that are taxonomy-eligible and taxonomy- aligned. Hafnia’s disclosures have been assessed and prepared in line with this regulation, which was adopted by the European Parliament and the Council on 18 June 2020.  Eligible Economic Activities  We have identified our taxonomy-eligible activities by screening the economic activities in the Climate Delegated Act. Hafnia’s primary business activities include chartering and operating vessels, along with conducting maintenance and repair exclusively for our owned fleet. In addition, we manage and operate vessels on Time-Charter in or on behalf of our pool partners.  EU Taxonomy Reporting in 2024  The operations related to our owned vessels are classified under the EU Taxonomy category Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities (CCM 6.10), and are considered Taxonomy-eligible.  However, we consider our activities generating income from external vessels as non-eligible under the EU Taxonomy. This is the case for vessels in Time-Charter in as well as in the Disponent Owner Pool.  Aligned Economic Activities  An activity is considered aligned when it contributes substantially to one or more of the EU’s environmental objectives, does not significantly harm any of those objectives, and is carried out in compliance with minimum social safeguards. From there, we have screened the eligible activities for EU Taxonomy alignment under two environmental objectives:  Climate change mitigation  Climate change adaptation  Climate Change Mitigation  Under the EU Taxonomy’s technical criteria, vessels primarily used to transport fossil fuels are not eligible for alignment. Therefore, only Hafnia’s chemical tankers and IMO Type II tankers, which can carry chemicals, were considered for alignment. To qualify, a vessel must also have an Energy Efficiency Index (EEDI) at least 10% below the required levels of April 1, 2022, and be capable of operating on zero  direct CO emission fuels or renewable sources, including biofuels.  2  Based on these criteria, 31 vessels of Hafnia’s fleet are considered EU  Taxonomy aligned.  In addition, Hafnia has been assessed to “Do Not Significant Harm (DNSH)”to any of the other six environmental objectives under the EU Taxonomy. Hafnia has also implemented and maintains effective minimum safeguards in line with Article 18 of the Taxonomy Regulation.  Climate Change Adaptation  None of Hafnia’s activities were found to make a substantial contribution under the technical screening criteria for this specific environmental objective. As a result, no activities were identified as EU Taxonomy-aligned for this objective.  Environment  EU Taxonomy Reporting in 2024  Back to Main Contents Page  39

 Accounting Methodologies – Taxonomy KPI  The scope of the EU Taxonomy is aligned with the scope of our Consolidated Financial Statements. Our accounting policies for the taxonomy KPIs are based on our interpretation of annex I to the Disclosures Delegated Act (Commission Delegated Regulation (EU) 2021/4987) and available guidelines from the European Commission.  Revenue (Turnover)  Revenue generated from Hafnia’s owned vessels (excluding time-chartered-in vessels), amounting to USD 1,689,202k, is considered eligible. In contrast, revenue from time-chartered- in (TC-in) vessels, totaling USD246,394k, is considered not eligible. Together, these two components correspond to the line item ‘Revenue (Hafnia Vessels and TC Vessels)’ as presented in note 4 of the Consolidated Financial Statements.  Additionally, revenue of USD 933,051k from external vessels operating within disponent-owner pools is also considered not eligible. However, it forms part of total revenue and aligns with the line item ‘Revenue (External Vessels in Disponent-Owner Pools)’, also disclosed in Note 4 of the Consolidated Financial Statements.  Revenue associated with taxonomy-aligned activities refers to the income from the 31 vessels that meet the criteria for EU Taxonomy alignment.  CAPEX  Capital expenditures (CAPEX) as defined in the Taxonomy is considered equivalent to the additions to ‘Property, Plant and Equipment’, as set out in note 9 to the Consolidated Financial Statements, and additions to ‘Intangible Assets’ as set out in note 10 to the Consolidated Financial Statements.  Eligible CAPEX includes CAPEX linked to our own vessels and equivalent to the additions to ‘Property, Plant and Equipment’. It excludes carbon credits that are the additions to ‘Intangible assets.  Aligned CAPEX refers to the portion of eligible CAPEX associated with the 31 vessels classified as EU Taxonomy-aligned.  Quantitative breakdown of aligned CAPEX     Aligned CAPEX Category USD ‘000  Additions to Property, Plant and 19,509  Equipment  Internally generated or purchased 0  intangibles  Right-of-use assets 0  Thereof acquired through 0  business combinations  TOTAL 19,509  OPEX  OPEX as defined in the Taxonomy covers expenditures directly related to chartering, maintaining and operating vessels, and is equivalent to ‘Vessel operating expenses’ as well as ‘technical management expenses’ presented in the “income statement” in the Consolidated Financial Statements.  Environment  EU Taxonomy Reporting in 2024  Back to Main Contents Page  40  OPEX are considered Taxonomy-eligible when they are directly related to the repair and maintenance of vessels. Accordingly, eligible OPEX has been calculated by including all repair and maintenance expenses, along with a proportion of crew costs specifically attributed to these activities. The allocation of crew-related expenses was determined in consultation with the Head of Internal and External Fleet, using an agreed-upon percentage.  Aligned OPEX refers to the portion of eligible OPEX associated with the 31 vessels classified as EU Taxonomy-aligned.

HAFNIA
Member of BW Group

Turnover

				Substantial Contribution Criteria						DNSH Criteria ('Does Not Significantly Harm')									
Economic Activities (1)	**Code (2)**	**Absolute Turnover (3)**	**Proportion of Turnover (4)**	**Climate Change Mitigation (5)**	**Climate Change Adaptation (6)**	**Water (7)**	**Pollution (8)**	**Circular Economy (9)**	**Biodiversity and ecosystems (10)**	**Climate Change Mitigation (11)**	**Climate Change Adaptation (12)**	**Water (13)**	**Pollution (14)**	**Circular Economy (15)**	**Biodiversity (16)**	**Minimum Safeguards (17)**	**Taxonomy aligned proportion of total turnover, year N (18)**	**Category (enabling activity) (20)**	**Category (transitional activity) (21)**
		USD'000	*%*	*%*	*%*	*%*	*%*	*%*	*%*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*%*	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES			**59%**																
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		451,333	16%	16%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	16%		T
			0%	0%	0%	0%	0%	0%	0%								0%		
			0%	0%	0%	0%	0%	0%	0%								0%		
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**451,333**	**16%**	**16%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**16%**	**0%**	**16%**
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		1,237,623	43%																
			0%																
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**1,237,623**	**43%**																
Total (A.1+A.2)		**1,688,956**	**59%**																
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities		**1,179,691**	**41%**																
Total (A+B)		**2,868,647**	**100%**																

Environment EU Taxonomy Reporting in 2024 ◀ Back to Main Contents Page 41

CAPEX

Economic Activities (1)	Code (2)	Absolute CAPEX (3)	Proportion of CAPEX (4)	Substantial Contribution Criteria: Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	DNSH Criteria ('Does Not Significantly Harm'): Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy aligned proportion of CAPEX, year N (18)	Category (enabling activity) (20)	Category (transitional activity) (21)
		USD'000	*%*	*%*	*%*	*%*	*%*	*%*	*%*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*%*	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES			**87%**																
A.1. CAPEX of environmentally sustainable activities (Taxonomy-aligned)																			
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		19,509	23%	23%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	23%		T
Of which enabling			0%	0%	0%	0%	0%	0%	0%								0%		
Of which transitional			0%	0%	0%	0%	0%	0%	0%								0%		
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**19,509**	**23%**	**23%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**23%**	**0%**	**23%**
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)																			
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		52,646	63%																
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**52,646**	**63%**																
Total (A.1+A.2)		**72,155**	**87%**																
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CAPEX of Taxonomy-non-eligible activities		**10,980**	**13%**																

Environment EU Taxonomy Reporting in 2024 ◀ Back to Main Contents Page 42

 Sea and coastal freight water transport, vessels for port  operations and auxiliary activities  46,016  15%  15%  0%  0%  0%  0%  0%  Y  Y  Y  Y  Y  Y  15%  T  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  0%  OPEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)  46,016  15%  15%  0%  0%  0%  0%  0% Y  Y  Y  Y  Y  Y  Y  15% 0%  15%  A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)  Sea and coastal freight water transport, vessels for port  operations and auxiliary activities  104,005  34%  OPEX of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)  104,005  34%  Total (A.1+A.2)  150,021  49%  B. TAXONOMY-NON-ELIGIBLE ACTIVITIES  OPEX of Taxonomy-non-eligible activities  156,193  51%  Total (A+B)  306,214  100%  Environment  EU Taxonomy Reporting in 2024  Back to Main Contents Page  43  OPEX  Substantial Contribution Criteria  DNSH Criteria  (‘Does Not Significantly Harm’)  Economic Activities (1)  Code (2)  Absolute OPEX (3)  Proportion of OPEX (4)  Climate Change Mitigation (5)  Climate Change Adaptation (6)  Water (7)  Pollution (8)  Circular Economy (9)  Biodiversity and ecosystems (10)  Climate Change Mitigation (11)  Climate Change Adaptation (12)  Water (13)  Pollution (14)  Circular Economy (15)  Biodiversity (16)  Minimum Safeguards (17)  Taxonomy aligned proportion of OPEX,  year N (18)  Category (enabling activity) (20)  Category (transitional activity) (21)  USD’000%  %  %  %  %  %  %  Y/N Y/N Y/N Y/N Y/N Y/N Y/N  %  E  T  A. TAXONOMY-ELIGIBLE ACTIVITIES 49%  A.1. Environmentally sustainable activities (Taxonomy-aligned)

E2 / Pollution

E2 // SBM-3
Material Impact on the Environment

IRO Name	IRO Category	Impact Description	Target Group	Systemic/Individual Incidents
Air Pollution from non-GHG emissions	Actual Negative Impact	Hafnia vessel operations result in the release of pollutants into the air, negatively affecting air quality and contributing to environmental degradation.	Environment	Systemic

Initially, Hafnia identified both air and water pollution as relevant impact areas. However, only air pollution was deemed material, as we do not release pollutants directly into water.

E2-1
Policies related to Pollution

Policies to Manage Material Impacts on the Environment Deriving from Pollution

Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function	Third-Party Standards or Initiatives
Health, Safety, Environment and Quality Management	Air pollution from non-GHG emissions	Ensure Hafnia continues to deliver cargo and services to our customers with our Zero Harm principles	Tests awareness through training and audits by flag states and classification societies	Employees, contractors, vendors, and stakeholders who work with Hafnia	Head of People, Culture & Strategy and Head of Technical	-
Environmental Management System	Air pollution from non-GHG emissions	Identify sources of marine and atmospheric pollution and minimize the adverse impact on the environment	Audits are conducted by flag states and classification societies	Employees, contractors, vendors, and stakeholders who work with Hafnia	Head of Technical	ISO 14001 Environmental Management Standard

In addition to the listed policies, our Climate Strategy, described in E1-1, outlines our CO2 emissions reduction goals, which also help reduce air pollution from non-GHG pollutants by lowering fuel consumption, and in turn mitigating related environmental impacts. However, neither the listed policies nor the Climate Strategy specify the exact substances covered.

Environment E2 / Pollution ◀ Back to Main Contents Page 44

 Policy to Avoid Incidents and Control and Limit Their Impact on People and the Environment  Our Environmental Management System (EMS) policy provides  guidance on actions the company must take to prevent environmental incidents, following the “Plan-Do-Check-Act” framework aligned with the ISO 14001 standard.  Environment  E2 / Pollution  Back to Main Contents Page  45  Through the HSEQ Management Policy, we affirm our commitment to delivering cargo and services by our Zero-Harm principles, ensuring no harm to people, the environment, or cargo. To uphold this commitment, Hafnia continuously monitors, audits, and improves its safety systems. We implement control measures to mitigate risks and ensure compliance with relevant standards. We conduct systematic risk assessments and extend our safety protocols to contractors and stakeholders. Proper use of personal protective equipment (PPE) is enforced, supported by regular training and emergency drills. We also maintain a strong focus on quality, regulatory compliance, and actively encourage the reporting of non-compliance or potential risks.  E2-2  Actions and Resources Related to Pollution  Our Actions to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities  In addition to the fuel reduction initiatives described in E1-1, which  contribute to lowering non-GHG emissions, we implement specific measures to ensure compliance with MARPOL regulations governing NOx and SOx emissions.  All vessels are required to always use compliant fuels and adhere to both international and local SOx emission limits. For vessels  equipped with Exhaust Gas Cleaning Systems (EGCS), we enforce strict compliance with operational parameters and monitoring requirements. Furthermore, our Newbuilding Team and vessel managers ensure that all new vessel designs comply with NOx emission standards. The effectiveness of Hafnia’s policies and measures is monitored through inspections conducted by flag states and port state authorities.  E2-3  Targets Related to Pollution  Our primary focus is on reducing GHG emissions, which also contributes to lowering overall air pollution. As such, Hafnia has not set specific targets for air pollutants. However, we remain fully compliant with MARPOL limits and all relevant international and local regulations.  We continuously monitor NOx and SOx emissions and report any violations through our quarterly Environmental Management Plan. While we currently have no plans to establish dedicated air pollution targets, we are open to developing them should future evaluations indicate a need.  E2-4  Pollution of Air  Pollutants emitted by Hafnia are reported below in accordance with Annex II, except for CH₄ and N₂O emissions, which are disclosed under ESRS E1 Climate Change as part of our Scope 1 emissions.  Hafnia also emits hydrochlorofluorocarbons (HCFCs), however, we are currently unable to report this data due to inconsistencies  across available datasets. All pollution data is sourced directly from Hafnia’s vessels. As such, no additional breakdown by source has been provided.  Pollutant  Emissions (tonnes)  Nitrogen oxides (NOx)  93,330  Sulphur oxides (SOx)  5,859  Particulate matter (PM10)  5,184  Particulate matter (PM2.5)  4,770  Changes over Time  As this is Hafnia’s first year reporting under the ESRS framework, no significant changes are reported.  Measurements Methodologies  NOx, SOx, PM₁₀, and PM2.5 emissions are calculated based on fuel consumption. Every day, vessel’s fuel consumptions are reported manually by the ships into our system. Emissions are calculated manually by multiplying the fuel consumption by emission factors from the 4th IMO GHG Study. However, we plan to automate and integrate this process into the Emission Connect platform in the short-term.

 E4 // SBM-3  Material Impacts, Risks and Opportunities and their Interaction with Strategy and Business Model  Hafnia does not have any sites located in or near biodiversity-sensitive areas, as the Company only operates vessels, which are not classified as stationary technical units under the ESRS definition of “sites. We have not identified any biodiversity-related impacts such as degradation, desertification, or soil sealing, and our activities do not affect any threatened species.  Material Impacts on Biodiversity  IRO Name  IRO Category  Impact Description  Target Group  Systemic/Individual Incidents  Release of invasive alien species  Actual Negative Impact  The discharge of untreated ballast water from Hafnia’s vessels can introduce invasive species and harmful pathogens into new ecosystems, disrupting marine biodiversity and threatening local habitats.  Environment  Systemic  E4-1  Transition Plan and Consideration of Biodiversity and Ecosystems in Strategy and Business Model  Hafnia has not conducted a resilience analysis in order to identify the resilience of its strategy and business model as we have not identified or assessed any material physical, transition, or systemic risks and opportunities related to biodiversity and ecosystems.  E4 / Biodiversity and Ecosystems  Environment  E4 / Biodiversity and Ecosystems  Back to Main Contents Page  46

 E4-2  Policies Related to Biodiversity and Ecosystems  Policy  Environment  E4 / Biodiversity and Ecosystems  Back to Main Contents Page  47  Correspondence with IROs  Key Content and Objectives Monitoring Process Scope Accountable Function  Third-party Standards or Initiatives  Environmental Management System  Release of invasive alien species  Identify sources of marine and atmospheric Audits are conducted by the flag Employees, contractors, vendors, and Head of Technical pollution and minimize the adverse impact on state and classification society stakeholders who work with Hafnia  the environment  ISO 14001 Environmental Management Standard  Specific Matters Coverage by the Policy  Hafnia’s policy does not specifically reference biodiversity or ecosystem loss, nor does it directly address the identified material impact of invasive alien species. Instead, it outlines a general commitment to minimizing the environmental impact of our operations, including on biodiversity.  The following matters are not covered by the policy, as they were assessed as not relevant or material during our Double Materiality Assessment (DMA):  Material dependencies or transition risks and opportunities (none were identified)  Social consequences related to biodiversity and ecosystem impacts  Operational sites owned, leased, or managed in or near protected areas or biodiversity-sensitive areas outside protected zones  Traceability of products, components, or raw materials with significant actual or potential impacts on biodiversity and ecosystems along the value chain  Production, sourcing, or consumption from ecosystems managed to maintain or enhance biodiversity conditions  Sustainable land or agriculture practices  Sustainable oceans or seas practices  Deforestation

 E4-3  Actions and Resources related to Biodiversity and Ecosystems  IRO Name  Environment  E4 / Biodiversity and Ecosystems  Back to Main Contents Page  48  Impact, Risk or Opportunity Action Plan and resources to manage IROs Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts,  OR with the Primary Purpose of Delivering Positive Impacts  Release of invasive alien species  Negative Impact  Ensure full compliance with applicable legislation and actively explore initiatives aimed at reducing impacts on biodiversity.  Ballast Water Treatment Systems: Hafnia has installed ballast water treatment systems across 100% of its fleet, in compliance with IMO regulations, to minimize the release of invasive alien species into non-native environments.  Marine Protected Areas (MPAs), Hafnia strives to avoid these areas whenever possible by rerouting all vessels passing through. In cases where passage through an MPA is unavoidable, the company adheres to IMO guidelines, including speed restrictions, limitations on ballast water discharge and anchoring, and strict regulations on ship discharges.  Underwater Radiated Noise (URN), Hafnia has initiated a pilot project with DNV to study the impact of Underwater Radiated Noise generated by two vessels on cetaceans, aiming to better understand and mitigate potential disturbances to marine life.  No significant OPEX or CAPEX are required to implement action planned or underway.  Biodiversity Offsets and Stakeholder Engagement  Hafnia has not used biodiversity offsets as part of its approach to reducing impacts on biodiversity and ecosystems. Additionally, local and indigenous knowledge as well as nature-based solutions have not been incorporated into our biodiversity and ecosystems-related action.  E4-4  Targets and Metrics related to Biodiversity and Ecosystems  We have not adopted any targets for biodiversity that follows the mandatory minimum disclosure requirements defined in ESRS 2.  Currently, shipping legislation provides limited guidance on biodiversity. In response, Hafnia is working with classification societies to explore appropriate measurement methods and assess the true extent of our impact, particularly in relation to marine protected areas and cetacean habitats. Once this process is complete and suitable metrics are identified to track progress, we will establish biodiversity-related targets. In the meantime, Hafnia remains committed to minimizing the risk of oil spills and ensuring that, in the event of an incident, lessons are thoroughly learned, and corrective measures are implemented to prevent recurrence.

E5 / Resources Use and Circular Economy

E5 // SBM-3
Material Impacts, Risks and Opportunities and their Interaction with Strategy and Business Model

Material Impacts on Resource Use and Circular Economy

IRO Name	IRO Category	Impact Description	Target Group	Systemic/Individual Incidents
Vessel scrapping	Potential Negative Impact	Improper recycling of company's vessels can lead to an unsafe removal and mismanagement of hazardous substances such as oil, chemicals, asbestos, and heavy metals, resulting in pollution of the ocean, soil, and air.	Environment	Systemic

E5-1
Policies Related to Resource Use and Circular Economy

Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function	Third-party Standards or Initiatives
Ship Recycling	Vessel Scrapping	Commit to responsible ship recycling	Controls from the Flag State and Classification Society.	Employees, Seafarers, Contractors, Suppliers, and Stakeholders who work with Hafnia	Head of Technical	The Hong Kong Convention 2009 EU Regulation 1257/2013

Our policy does not address the transition away from the use of virgin resources, sustainable sourcing, or the use of renewable resources, as resource inflows were not assessed as material during our Double Materiality Assessment (DMA).

Environment E5 / Resources Use and Circular Economy ◀ Back to Main Contents Page 49

 E5-2  Actions and Resources Related to Resource Use and Circular Economy  IRO Name  Environment  E5 / Resources Use and Circular Economy  Back to Main Contents Page  50  Impact, Risk or Opportunity Target Group Action Plan and Resources to Manage IROs  Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts, OR with the Primary Purpose of Delivering Positive Impacts  Vessel Scrapping  Negative Impact  Environment Ensure vessels are disposed of and recycled in a safe and environmentally friendly manner at certified facilities.  Continuous Action:  Committed to recycling all vessels at the end of their operational life in reputable, certified facilities that hold a valid Class-issued Statement of Compliance with the Hong Kong Convention 2009 or the EU Regulation 1257/2013  In the mid to short term, we plan to establish guidelines to handle ship scrapping and recycling as well as identifying the necessary stakeholders and determining how to reuse materials from scrapped vessels in others of the same category.  No significant OPEX or CAPEX are required to implement action planned or underway.  E5-3  Targets Related to Resource Use and Circular Economy  Hafnia does not currently have specific targets related to the identified IRO on vessel scrapping, as this has not been relevant to date, as we have not scrapped any vessels. In the long term, as Hafnia gains exposure and experience in this area, we may consider setting targets such as establishing a recycling percentage for materials recovered from each vessel.  In the near term, we have set a target to reduce onboard waste by aiming for a 10% reduction in plastic usage by 2028, using 2023 levels as the baseline year. Progress toward this target is actively monitored and reported quarterly in our Environmental Management Plan. The data is subject to periodic audits, including random checks by office personnel during internal audits, as well as reviews conducted by classification societies, the Ship Inspection Report Program (SIRE), and Port State Control (PSC) inspections.

E5-5
Resource Outflows

Types of Waste

Hafnia's generated waste includes:

(1) Waste produced on board our vessels:

- Plastic Waste (Mixed Plastics)
- Food Waste
- Domestic Waste (Mixed Municipal Solid Waste)
- Incinerated Ash (Commercial and Industrial)
- Operational Waste (Mixed Municipal Solid Waste)
- E-Waste (Mixed Electronics)
- Slops Disposed Ashore (Commercial and Industrial)
- Sludge Disposed Ashore (Commercial and Industrial)

(2) Waste generated from our shore-based employees in offices

(3) Waste from the scrapping of vessels (Not applicable as no scrapping of vessels has been performed to date)

Key Metrics on Waste

Total Waste Generated	35,405,442 kg
Total Amount of hazardous waste	0
Total amount of radioactive waste	0
Non-Recycled Waste	34,926,183 kg
Percentage of non-recycled waste (% of view)	99%

Waste by Treatment Type

Generated	Hazardous/ Non-Hazardous Waste	Waste (kg)
Recycling	Non-hazardous waste	479,259
Incineration	Non-hazardous waste	34,028,209
Landfill	Non-hazardous waste	897,974

Methodologies used to Calculate Data (Waste Generated)

Waste generated onboard Hafnia's vessels is tracked through direct measurement of the volumes of waste produced. This data is entered into the relevant fleet reporting systems by the vessels' internal and external technical managers upon arrival at port and subsequent waste disposal. Our HSEQ team then reviews, analyzes, and consolidates this information.

Once the waste is handed over to port reception facilities, Hafnia no longer has direct oversight of its final treatment or disposal. Therefore, end-of-life treatment is estimated using informed assumptions based on standard waste dismantling and disposal practices.

The following key assumptions are used in the reported calculations:

- Precision in estimating waste volume
- Conversion of waste volume to mass
- Waste management and disposal methodologies

Waste metrics are recorded in compliance with MARPOL requirements. These data are subject to random audits conducted by office personnel as part of internal audits, class authorities, SIRE, and PSC inspections.

Waste generated by shore-based employees in our offices is estimated based on office location.

Environment E5 / Resources Use and Circular Economy ◀ Back to Main Contents Page 51

 Social  Back to Main Contents Page  52

S1 / Own Workforce

S1 //SBM-3
Material Impacts, Risks and Opportunities, and Interaction with Our Strategy and Business Model

Material Impacts, Risks and Opportunities for Our Employees

IRO Name	IRO Category	Impact Description	Target Group	Systemic/Individual Incidents
Challenging living conditions on board	Potential Negative Impact	Poor ergonomic design on board can lead to increased injuries, fatigue, and decreased performance.	Hafnia's owned vessels and newbuilds	Systemic
Alcohol consumption on board	Potential Negative Impact	Uncontrolled alcohol consumption can compromise the safety of operations on board.	Hafnia's seafarers	Individual Incident
Incidents, injuries, and fatalities on board	Potential Negative Impact	Critical operations on board Hafnia's vessels increase the risk of injuries.	Hafnia's seafarers	Individual Incident
Inappropriate behavior on board and cases of harassment	Potential Negative Impact	A hostile environment on board may result in harassment, negatively affecting seafarers' well-being and productivity.	Hafnia's seafarers	Individual Incident
Equal parental leave for both parents for office employees	Actual Positive Impact	Providing equal parental leave boosts employee satisfaction and plays a crucial role in promoting gender equality in society, fostering more balanced roles in child-rearing.	Hafnia's office employees	–
Maternity leave for female seafarers	Actual Positive Impact	Offering maternity leave to all female seafarers on Hafnia's vessels, we actively support women in their maritime careers, enabling a more diverse workforce.	Hafnia's seafarers	–
Gender Diversity on board above industry norms	Actual Positive Impact	Hafnia goes beyond industry norms to provide equal opportunities for female seafarers and women pursuing careers in shipping. This broadens the talent pool and addresses the industry's workforce shortage.	Hafnia's seafarers	–
Equality	Actual Positive Impact	Through its DIBE culture, Hafnia cultivates a positive and inclusive workplace by ensuring all employees are treated fairly with equal access to opportunities.	Hafnia's workforce	–
Shortage of talent in the shipping industry	Actual Financial Opportunity	Hafnia invests in attracting, retaining, and developing a diverse talent pool both onboard and onshore to drive business growth, ensure continuity, reduce hiring costs, and address talent shortages by leveraging a wide range of expertise.	Hafnia's overall company	–
High standards requested to Ship managers	Actual Positive Impact	Enforcing strict criteria for ship managers ensures that seafarers working on externally managed vessels are guaranteed a safe and progressive working environment that embraces diversity.	External Technical Managers	–

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 Scope of Our Reporting on S1  Hafnia has included its entire workforce in the scope of its Double Materiality Assessment exercise. Hafnia defines its workforce as employees who have a direct contract with the company, including:  Shore-based employees (referred to as onshore employees)  Seafarers working onboard Hafnia vessels are employed by the company (referred to as seafarers for the internally managed fleet).  Seafarers working onboard Hafnia vessels that are operated by external technical managers (referred to as seafarers for the externally managed fleet).  When referring specifically to seafarers, the disclosed information covers both those on the internally managed fleet and those on the externally managed fleet.  Further details about how these categories of employees were considered are provided in the description of our Double Materiality Assessment methodology. The identified impacts, risks, and opportunities and how they relate to the company’s operations are explained in Chapter ESRS 2: Material Impacts, Risks and Opportunities and their interaction with the Strategy and Business model.  Material Impacts on Our Workforce from Transition Plans Related to the Environment  We have not identified any material impact on our workforce arising  from transition plans aimed at reducing negative environmental impact and achieving greener, climate-neutral operations. Similarly, our analysis did not reveal any negative impact on workers resulting from the transition to greener and climate-neutral economies.  Operations at Significant Risk of Incidents of Forced Labor or Compulsory Labor  We have identified risks in our vessel’s operations where seafarers  may face physical injuries, mental health challenges, security threats, and potential human rights violations.  Hafnia’s collaboration with crewing agencies in countries like the Philippines and India, where child labor and human rights violations are reported, also poses risks. These risks include seafarers being charged fees that should be covered by employers. Recruitment in these regions is considered high-risk and requires ongoing evaluation and oversight.  Employees at Greater Risk of Harm  We develop our understanding of workforce demographics and their challenges through various channels:  Employee Engagement Surveys: These surveys are conducted at least once annually across our vessels and offices to help assess overall workplace sentiment.  Office-Based Diversity Surveys: Anonymous surveys aligned with the Diversity Study Group guidelines are conducted, analyzing responses by age, gender, job role, and region. This helps us identify patterns and systemic concerns.  Seafarers Feedback: Through questionnaires and feedback sessions, we collect insights into recurring challenges faced by specific groups at sea.  PPeople of different sexual orientation or/and certain nationalities along with women on board Hafnia vessels may face a higher risk of racial, sexual and verbal harassment due to the historically male- dominated nature of the maritime industry and cultural differences  that can heighten these challenges. However, none of our material risks or opportunities related to our workforce impacts and dependencies are specific to any particular group.  S1-1  Policies Related to Own Workforce  Policies to Manage Material Impacts on Our Employees  More information on the policies is provided in the Governance  chapter.  Policy  Social  S1 / Own Workforce  Back to Main Contents Page  54  Correspondence with Impacts, Risks and Opportunities  Vision, Purpose, Values  Shortage of talent in the shipping industry  Human Rights  Challenging living conditions onboard  Anti-harassment and Anti-bullying  Inappropriate behaviour onboard and cases of harassment  Diversity, Inclusion, Belonging & Equity  Equal parental leave for both parents for office employees  Maternity leave for female seafarers  Diversity onboard above industry norms  Equality  Health, Safety, Environment and Quality Management  Incidents, injuries and fatalities onboard  Drug and Alcohol •  Human Rights Policy  Alcohol consumption onboard

 Hafnia’s human rights policy affirms our commitment to uphold human rights in line with:  Social  S1 / Own Workforce  Back to Main Contents Page  55  The OECD Guidelines for Multinational Enterprises  The United Nations Guiding Principles on Business and Human Rights; and the  ILO Declaration on Fundamental Principles and Rights at Work.  In addition to aligning with international standards, Hafnia’s Human  Rights Policy affirms stakeholders’ rights to freedom of association and collective bargaining. We focus on raising employee awareness and promoting a speak-up culture, encouraging staff to report any violations they experience or witness (see more under G1-1).  Onshore, this includes awareness on company town halls, infographic screensavers and mandatory Human Rights training planned for 2025.  Onboard, seafarers receive training and periodic refreshers.  New crew members sign contracts that clearly outline their rights upon joining a vessel.  Hafnia’s Human Rights Policy addresses key human rights issues, including trafficking, and forced labor as outlined by the ILO. We also enforce a specific policy to prevent stowaways on our vessels.  Policies and Procedures on Preventing, Mitigating, and Acting on Incidents of Discrimination  Hafnia’s DIBE Policy addresses age, nationality, gender identity, sexual  orientation, ability/disability, background, and other characteristics that make our employees unique as grounds for discrimination. Our policy does not include ethnic origin, political opinion, religion, national extraction, or social origin, as we regard these characteristics private and do not wish to categorize individuals based on them.  Several mechanisms promote inclusion and ensure discrimination is prevented, mitigated and acted upon once detected:  Hafnia provides an employee grievance and disciplinary procedure accessible via the intranet, which includes counselling or verbal warnings, written warnings, and disciplinary action. For seafarers, these procedures are available on their internal platforms. Grievance and termination processes are covered in their collective bargaining agreements (CBA).  Hafnia and external technical managers conduct surveys and feedback sessions to monitor workplace conditions and identify areas for improvement.  A diversity committee, composed of shore-based employees including some with seafaring experience, is responsible for driving diversity initiatives and tracking progress on established targets. The outcomes of the discussion are shared with the external technical managers to ensure aligned action.  Hafnia has a continuous Ambitious Leadership Program both onshore and at sea. This program aims to foster continuous leadership development and create a culture of psychological safety.  To ensure the protection of individuals at greater risk of vulnerability, Hafnia has implemented several measures.  Female crew members must sail in pairs (at least), and each is assigned a Designated Person Ashore (DPA) who can be contacted in case of an emergency. Hafnia aims to create a more inclusive and comfortable environment for women onboard by redesigning vessel spaces to include separate changing rooms, ensuring properly fitting personal protective equipment (PPE), and providing boiler suits tailored for women. Additionally, Hafnia’s DIBE policy highlights  the critical role of leaders in preventing, addressing, and taking disciplinary action against any behavior that contradicts Hafnia’s values, purpose, or vision.  S1-2  Processes for Engaging with Own Workers and Workers’ Representatives about Impacts  Engagement with our Workforce and  Actions Identified to Address Negative Impacts  Workforce engagement is managed by the Head of People, Culture & Strategy for onshore team members and the Head of Crewing for seafarers. Engagement examples include:  All employees: Bi-annual Engagement and Diversity Surveys, a Whistleblowing platform and hotline.  Shore-based employees: Strategy Offsite for Leadership Group, Monthly Townhalls, Ongoing communication through company intranet, company events and regular conversation with managers.  Seafarers – internally managed fleet: Crewing conferences, At-Sea Advisory Board meetings bi-annually, and WhatsApp groups with women seafarers.  Seafarers – externally managed fleet: Ad hoc surveys, at least one annual seminar with all the different technical managers.  Seafarers Unions: Regular discussions represented by the Head of Crewing to gather input and address concerns.

 How Decisions Are Influenced by Employee Perspectives  Feedback obtained from various engagement channels is included  in Hafnia’s decision-making processes. Feedback is discussed and, if deemed relevant, incorporated into an action plan. Decisions are communicated through monthly town hall meetings, crewing conferences, the intranet and direct communication from leadership, ensuring all employees are aware of actions taken. Hafnia has a Diversity Committee both onshore and at sea, which drives the DIBE agenda.  Social  S1 / Own Workforce  Back to Main Contents Page  56  Seafarers on externally managed vessels are engaged through their technical managers, who are in constant conversation with Hafnia’s team to implement mitigation strategies, such as new safety protocols. Cadets and junior officers regularly provide training feedback, which informs future programs. The Head of Technical oversees engagement with external managers regarding these crew members.  Our Framework Agreements with Workers’ Representatives related to Human Rights  Hafnia does not have a Global Framework Agreement in place. All  seafarers are covered by a Collective Bargaining Agreement.  Effectiveness of Our Engagement with Employees  To ensure the effectiveness of engagement channels, Hafnia has set a target of achieving a response rate of over 90% in the engagement survey. Results from surveys are reviewed by the People, Culture & Strategy Team and Crewing teams to identify necessary actions. Hafnia additionally conducts data analysis and benchmarks the results against other companies in the shipping industry.  Insight into Perspectives of Employees that may be Particularly Vulnerable  Refer to “Employees at Greater Risk of Harm”.  S1-3  Processes to Remediate Negative Impacts and Channels for Own Workers to Raise Concerns  Approach to Remediation in Case of Material Negative Impact and Assessment of Effectiveness  Once an issue is identified, Hafnia takes corrective and supportive  actions to prevent harmful practices from occurring in the future. These measures range from implementing new safety protocols, improving working conditions, or offering professional support and rehabilitation services to affected employees. The governance of our remediation efforts is overseen by the People, Culture & Strategy and Crewing department in collaboration with the Leadership Group, who ensure that corrective actions are promptly implemented. Corrective actions are implemented, and a periodic follow-up review is set up to ensure the effectiveness of the remedy. If necessary, additional actions are taken to further address the issue.  For seafarers working on externally managed vessels, in the event of an issue, we advise the external manager to initiate an investigation by hiring a third party. Once the investigation begins, the external manager is responsible for providing the Hafnia team with regular updates and the team remains involved until a resolution is reached, which could include actions such as the termination of the individual responsible for the issue.  Channels for Raising Concerns  Hafnia encourages open communication and invites all employees to speak up if they have concerns about inappropriate behavior within the organization. Seafarers aboard externally managed vessels are encouraged to use their own company’s whistleblowing systems first. See more details about the different channels under G1-1.  Hafnia ensures that all employees are aware of the available reporting channels through periodic refreshers of its policies, communication on the company’s intranet, townhalls and posters onboard vessels. Additionally, Hafnia’s office employees are required to confirm annually their awareness of the Code of Conduct, which includes details about the whistleblowing system. The platform is accessible to all and can be accessed both online and by phone, with different contact numbers provided for various locations.  Effectiveness of the Channels for Concerns  Issues raised through the Whistleblowing Platform are monitored directly within the platform, with effectiveness assessed based on the number of cases raised. A similar approach is applied to the DPA system for seafarers. Issues reported through the Open-Door policy are not systematically tracked, unless the relevant person chooses to report them to the Whistleblowing Platform. Currently, we do not use KPIs to measure resolution rates or employee satisfaction with the procedure.  The effectiveness of engagement with seafarers on externally managed vessels is assessed by the number of cases reported through their whistleblowing platform and participation in crewing conferences.

S1-4

Taking Action on Material Impacts on Own Workforce, and Approaches to Mitigating Material Risks and Pursuing Material Opportunities Related to Own Workforce, and Effectiveness of Those Actions

Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities

IRO Name	Impact, Risk or Opportunity	Target Group	Action Plan and Resources to Manage IROs	Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts OR with the Primary Purpose of Delivering Positive Impacts
Equal Parental Leave for Both Parents for Office Employees	Positive impact	Hafnia shore-based employees	• Ensure that all employees in the same country receive equal leave, regardless of whether they are the birthing parent or not.	**Actions taken in 2024:** • Parental leave was provided to 17 employees, all of whom have since returned to work. This fosters a positive impact and promotes workplace equality. • Parental leave created a valuable opportunity for team members to step up, take on more responsibility, and grow professionally, strengthening both their skills and the team.
Maternity Leave for Female Seafarers	Positive impact	Hafnia's seafarers	• Provide female seafarers with the opportunity to balance motherhood with professional at sea aspirations.	**Actions taken in 2024:** • Maternity leave provided to six seafarers. None have returned to work yet, but two have indicated their availability in the coming months, while the other is expected to return in 2026. • A transition period to encourage female seafarers to return to work post maternity leave.
Gender Diversity Onboard Above Industry Norms	Positive impact	Hafnia's seafarers	• Attract and support more women to and within at sea careers.	**Continuous actions:** • Collaboration with universities and sponsorships for education. • Improve onboard measures to prevent harassment. • Make vessels more accommodating for women.
Equality	Positive impact	All employees	• Foster an inclusive work environment, ensuring that all employees feel empowered to achieve career aspirations, and ultimately drive mutual success for both themselves and the company.	**Actions taken in 2024:** • Obtained 50% female crew on five vessels with one vessel planned to reach the target by Q1 2025. • DIBE Awareness sessions through think tanks and townhalls. • Established a strong governance with EMT representation to ensure continuous focus and progress

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IRO Name	Impact, Risk or Opportunity	Target Group	Action Plan and Resources to Manage IROs	Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts OR with the Primary Purpose of Delivering Positive Impacts
Challenging Living Conditions Onboard	Negative impact	Hafnia's seafarers	• Prioritize the well-being of our seafarers by addressing physical and mental health. • Gather feedback to enhance living conditions onboard vessels. • Prioritize recreational areas in the design and construction of our latest newbuild vessels.	**Continuous actions:** • Provide a 24/7 emotional assistance hotline for seafarers. • Plan on-board and office fitness classes. • Provide high-speed internet on-board vessels. • Plan remote group gatherings for seafarers to virtually connect with loved ones. • Expert-led mental health sessions and recreational activities conducted both at sea and onshore, in recognition of Mental Health Awareness Month. • Provide shorter tenures for our seafarers compared to industry benchmarks. • Enhance design for newbuild vessels featuring a greater variety of leisure activities and improved connectivity onboard. **Action taken in 2024:** • Launched Ambitious Leadership Program @ SEA to foster continuous leadership development and create a culture of psychological safety. **Action taken in 2024:** • A long-term commitment to focus on providing seafarers with more recreational spaces for rest periods.
Alcohol Consumption Onboard	Negative impact	Hafnia's seafarers	• Enforce a strict alcohol policy to ensure seafarers maintain sound judgment and uphold safety standards.	**Continuous actions:** • Communicate the permitted alcohol limits onboard • Ensure all crew members are aware of the company's zero-tolerance approach to excessive consumption.

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IRO Name	Impact, Risk or Opportunity	Target Group	Action Plan and Resources to Manage IROs	Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts OR with the Primary Purpose of Delivering Positive Impacts
Incidents, Injuries, and Fatalities Onboard	Negative impact	Hafnia's seafarers	• Enforce rigorous safety criteria, awareness campaigns, trainings and targets to maintain the highest safety standards. • Ensure that crew health and safety remain a top priority.	**Continuous actions:** **Policies & Protocols:** Regular review of our policies to ensure compliance with regulations. Policies are displayed on-board our ships and are accessible to both the crew and shore staff through our document management system. **Incident Management:** Our incident handling approach is based on our safety incident and crisis management plans, which are refined based on insights from drills. Each incident undergoes a thorough investigation, enabling us to learn from it, implement preventive measures, and enhance our processes for future events. **Training:** We prioritize the thorough understanding of Health & Safety policies, and all crew members must participate in the following training sessions: • Shore training and medical care training before embarking. • Every two months, Operational Efficiency and Safety, First Aid and Navigational and Engineering Safety courses. • Every three months, Accident Investigation and Risk Management courses.
Inappropriate Behavior Onboard and Cases of Harassment	Negative impact	Hafnia's seafarers	• Enforce a zero-tolerance policy against harassment and bullying through our Anti-Harassment Policy.	**Continuous actions:** • Provide education to seafarers on appropriate conduct and unacceptable behavior. • Take all complaints seriously, fostering a culture where individuals feel empowered to speak up. Each incident undergoes a thorough investigation, and appropriate actions are taken. Insights from these cases, along with policy refreshers, are shared with the crew.
Shortage of Talents in the Shipping Industry	Opportunity	All employees	• Continuously invest in attracting and retaining talent both at sea and in its offices. • Build a more loyal workforce and minimize business disruptions caused by hiring and onboarding new personnel, reduce recruitment costs, and safeguard reputation.	**Continuous actions:** • Recognize the importance of hiring from a diverse talent pool to address workforce shortages in the shipping industry. • Prioritize human capital by offering growth opportunities and competitive benefits.

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 IRO Name  Social  S1 / Own Workforce  Back to Main Contents Page  60  Impact, Risk or Opportunity  Target Group  Action Plan and Resources to Manage IROs  Action Taken, Planned or Underway to Prevent or  Mitigate Negative Impacts OR with the Primary Purpose of Delivering Positive Impacts  High Standards Requested to Ship Managers  Positive Impact  Workers for our external technical managers  Enforce Hafnia’s Supplier Code of Conduct and Hafnia Human Rights Policy  Prioritize the health, safety, and well-being of seafarers on externally managed vessels  Continuous actions:  Ensure that all Seafarer Employment Agreements (SEA) comply with the Maritime Labor Convention (MLC) and the Forced Labor Convention to uphold fair and ethical labor practices  Support training initiatives, refresher courses, and seminars on our stance to zero-tolerance on discrimination and harassment, in collaboration with external technical managers  Strengthen health and safety measures, particularly for operations involving chemical handling. Regular inspections by class and authorities ensure suppliers comply with safety protocols  In case of Human Rights breaches onboard external vessels, following an accident, we enforced stricter health and safety criteria for chemical procedures for external seafarers.  Since implementing the stricter criteria, no severe accidents have been recorded  No significant OPEX or CAPEX are required to implement action planned or underway.

How We Ensure that Our Practices Do Not Cause or Contribute to Material Negative Impacts on Our Workforce

We ensure that our work practices do not cause or contribute to material negative impact on our workforce - addressing conflicts between workforce protection and business pressures by prioritizing alternative solutions, such as reskilling, over layoffs when cost-cutting is necessary. Instead of terminating employees, Hafnia prioritizes reskilling and identifying new positions within the company where possible. When terminating business relationships, we adhere to international labor standards, internal ethical guidelines, and national legislation to guide our decisions, ensuring that severance is provided in accordance with the labor laws of the country where the employee is employed. To monitor effectiveness, we track data through employee surveys and KPIs like turnover rates and satisfaction, ensuring continuous improvement and compliance with labor standards.

In the event of a human rights breach on an externally managed vessel, an investigation is launched. Hafnia closely monitors the process, requesting regular updates from technical managers until the issue is resolved. If the identified breach is found to be systemic within the other company, we reserve the right to terminate our partnership.

Effectiveness of Our Actions

In addition to monitoring specific targets and actions for identified IROs, we assess the effectiveness of our measures through various audits. This includes compliance with standards such as ISO 14001 and ISO 9001, as well as internal audits. If we observe that certain negative impacts have become systemic, along with external technical managers we enhance relevant policies, training programs and educational campaigns and continues to follow up until the issue is resolved.

The effectiveness of actions and initiatives is monitored through engagement surveys and direct feedback sessions at crewing conferences in the case of seafarers. We continuously benchmark against industry peers and participate in industry roundtables to drive improvements and measure the efficiency of our actions.

S1-5

Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities

Hafnia's current targets are not aligned with the ESRS framework, as they are set as forward-looking objectives rather than measurable progress indicators. As such, they do not include defined baseline value and year.

Topic	Related IRO	Target
DIBE	• Equal parental leave for both parents for office employees • Maternity leave for female seafarers • Gender Diversity onboard above industry norms • Equality	• Achieve 40% women in our offices by 2030 • Expand our Culture Lab to six vessels in 2025 and continue to work with The University of Southern Denmark in their related research • Achieve a >90% favorable result from the yearly Engagement Survey in 2025
Health and Safety	• Challenging living conditions onboard • Alcohol consumption onboard • Incidents, injuries, and fatalities onboard	Continue to promote and **maintain Zero Harm and Health & Safety targets for owned ships every year with a target of:** • *Lost Time Injury Frequency (LTIF) <0.4 observation/inspection* • *Total Recordable Case Frequency (TRCF) <1.0 observation/inspection*
Human Rights	• Inappropriate behavior onboard and cases of harassment	Aim is to have zero cases of harassment Currently there are no set targets.
Talent	• Shortage of talent in the shipping industry	No current target set

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Process for Setting Targets, Including How We Engaged the Workforce

The targets for DIBE are established by the DIBE committee, which consists of three Executive Management members. These individuals focus on gathering data from employee engagement surveys, managing diversity initiatives both onshore and at sea and setting related targets.

Health and safety targets are regularly monitored and benchmarked against industry standards by the Technical team. The team gathers feedback from the crew and analyses performance data and the number of accidents throughout the year. Based on this analysis, they review and adjust the targets accordingly.

How We Track Performance and Actions

Targets are monitored by their respective competent business unit owners, without the involvement of workforce or its representatives. The performance results of our targets are reviewed by the relevant committees and shared with the Board of Directors annually.

In case of any challenges, actions are escalated to the CEO. Lessons learned and opportunities for improvement are discussed by the appropriate teams or committees, leading to adjustments in targets and plans to ensure their achievement. These updates are communicated to employees in the offices during townhall meetings and on Hafnia's intranet. Seafarers receive several messages to the fleet, emails and periodic refreshers on policies.

S1-6
Characteristics of Our Employees

Employee data is tracked based on data from registration systems respectively for seafarers and onshore employees.

We are reporting the number of employees as a headcount figure at the end of the reporting period, which can be considered a limitation when it comes to seafarers. Unlike shore-based employees who typically have fixed, long-term contracts, seafarers often work on short-term or rotational contracts (e.g., 3 months on, 3 months off). A headcount approach may then overestimate the total workforce by counting seafarers who are off duty but still employed.

Cross-referenced information on workforce data, aligning with the most representative figures in the financial statement, can be found on page F35.

Number of Employees by Gender (Headcount at the end of the 2024)

	Seafarers – Internally Managed Fleet	Seafarers – Externally Managed Fleet	Shore-based Employees	Total
Male	2,159	2,054	173	4,386
Female	199	273	101	573
Other	0	0	0	0
Not Reported	0	0	0	0
Total	**2,358**	**2,327**	**274**	**4,959**

Number of Employees in Countries with 50 or more Employees Representing at least 10% of Total Number of Employees (Headcount at the end of the 2024)

Shore-based Employees

Hiring Entity Country	Number of Employees
Denmark	90
Singapore	141

Seafarers (Internally Managed Fleet)

Hiring Entity Country	Number of Employees
Singapore	2,358

Seafarers (Externally Managed Fleet)

Hiring Entity Country	Number of Employees
Singapore	2,327

Headcount by Contract type and gender (at the end of 2024)

Seafarers (Internally and Externally Managed Fleet)

Gender	Number of Employees	Number of Permanent Employees	Number of Temporary Employees	Number of Non-Guaranteed Hours Employees
Male	472	0	472	0
Female	4,213	0	4,213	0
Total	**4,685***	**0**	**4,685**	**0**

*The total includes 2,358 seafarers from the internally managed fleet and 2,357 from the externally managed fleet.

Shore-based Employees

Gender	Number of Employees	Number of Permanent Employees	Number of Temporary Employees	Number of Non-Guaranteed Hours Employees
Male	101	93	8	0
Female	173	168	5	0
Total	**274**	**261**	**13**	**0**

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Employee Turnover (Headcount and Percentage)

The employee turnover rate is calculated as the number of permanent employees who have left the company due to dismissal, retirement, death in service and voluntary leave vs. the number of employees at the end of the financial year. No anomalous fluctuations were observed in the reported data for either seafarers or shore-based employees.

Total	Employees Left	Total
Shore-based employees	21	7.6%
Seafarers (internally managed fleet)	151	6.4%
Seafarers (externally managed fleet)	177	7.6%
Total	349	7%

S1-8
Collective Bargaining Coverage and Social Dialogue

All our seafarers are covered by a Collective Bargaining Agreement (CBA), whereas shore-based employees are not, as they are typically not unionized and can negotiate their employment terms as part of their contract when hired.

Hafnia does not have employee representation agreements in place through the European Works Council (EWC), Societas Europaea Work Council (SE) or Societas Cooperativa Europaea (SCE) Works Council.

S1-9
Diversity Metrics

Gender Distribution of Management and Age Distribution of Employees

Gender Diversity in Hafnia Top Management*	Numbers of Members	Percentage of Numbers
Male	4	80%
Female	1	20%
Total	5	100%

**Top Management is defined as the Executive Management Team consisting of the CEO, CFO, EVP Technical, EVP Asset Management and VP People, Culture & Strategy.*

Employees Age Distribution	Shore-Based employees	Seafarers – Internally Managed Fleet	Seafarers Externally Managed Fleet	Total
Under 30	39	691	635	1,398
30-50	160	1,429	1,344	2,911
Over 50	75	238	348	668
Total	274	2,358	2,327	4,959

S1-10
Adequate Wages

All employees receive a fair and adequate wage, well above the statutory minimum wages, in accordance with the benchmarks of the countries we operate in. Our seafarers are protected from unfair pay through their Collective Bargaining Agreement, which establishes monthly salary scales in collaboration with their union.

S1-14
Health and Safety Metrices

Workers covered by health and safety management system	100%
Number of fatalities as result of work-related injuries and work-related ill health	0
Number of fatalities as result of work-related injuries and work-related ill health of workers working on undertaking's sites	0
Number of recordable work-related accidents for own workforce	16
Rate of recordable work-related accidents for own workforce (Total Recordable Case Frequency (TRCF) for the entire fleet)	0.70
Lost Time Injury Frequency (LTIF) for the entire fleet	0.13
Number of cases of recordable work-related ill health of employees	0
Number of days lost to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health related to employees	0

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 S1-16  Remuneration Metrics  (Pay Gap and Total Remuneration)  Social  S1 / Own Workforce  Back to Main Contents Page  64  Pay Gap Between Female and Male Employees  Seafarers  Hafnia’s gender pay gap is equal to 62% for seafarers. This number has been calculated considering the gross hourly pay calculated as the 2024 monthly wage, 4 weeks and 44 hours per week.  There is no gender pay gap among seafarers of the same rank and nationality, as salaries are determined by the Collective Bargaining Agreement (CBA), which applies equally to all. Additionally, wages are benchmarked annually for different nationalities based on industry standards. This process results in nationality-specific wage scales that apply uniformly to all seafarers, ensuring equal pay irrespective of gender.  Shore-based Employees  The gender pay gap for shore-based employees in 2024 is equal to 42.9%, and this is calculated as an annual salary considering 260 days a year and 8 working hours per day.  Data is compiled using employee compensation records from our HR system, covering all full time, part time and contract employees. Remuneration includes base salary, bonuses and long-term incentives. The gender pay gap reflects workforce composition, particularly in senior leadership and technical roles, where female representation is evolving.  Difference Between the Highest Paid Employee and Median  The annual total remuneration ratio is 30 for seafarers and 26 for  employees working in the offices. The remuneration ratio may fluctuate due to one-time payments or variations in long term incentives for the highest paid individual.  The following formula was used for the calculation: Annual total remuneration for the company´s highest paid individual / Median employee annual total remuneration (excluding the highest paid individual).  S1-17  Incidents, Complaints and Severe Human Rights Impacts  Work-Related Incidents and Complaints  Over the past year, the number of reported incidents on our Whistleblowing platform has increased. This is likely due to a targeted campaign promoting a stronger speaking-up culture on Hafnia’s Whistleblowing platform.  Number of incidents of discrimination  5  Amount of fines, penalties, and compensation for damages as result of incidents of discrimination, including harassment and complaints filed  USD 0  Number of complaints filed through channels for people in workforce to raise concerns  19  Number of complaints filed to National Contact Points for OECD Multinational Enterprises  0  Number of severe human rights issues and incidents connected to own workforce  0  Number of severe human rights issues and incidents connected to own workforce that are cases of non-respect of UN Guiding Principles and OECD Guidelines for Multinational Enterprises  0  Amount of fines, penalties, and compensation for severe human rights issues and incidents connected to own workforce  0  Number of days lost to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health related to employees  0  Data has been collected through a combination of internal and external reporting systems, encompassing all of Hafnia’s employees both at sea and onshore.  Severe human rights incidents and discrimination cases are defined based on violations of the standards as defined in Hafnia’s policies. All cases are evaluated and if deemed infringements of the policies - are examined on a case-by-case basis and discussed with Executive Management. Incidents are substantiated through investigations, during which the identity of the reporter if known may be revealed to the investigator if necessary for resolving the case. Individuals will always be notified if their identity needs to be disclosed, and investigations will be conducted in compliance with local GDPR regulations.

HAFNIA
Member of BW Group

S2 / Workers In the Value Chain

S2 //SBM-3
Material Impacts, Risks and Opportunities, and Their Interaction with Strategy and Business Model

Material Impacts, Risks and Opportunities on Value Chain Workers

IRO Name	IRO Category	Impact Description	Target Group	Systemic/Individual Incidents
Human Rights breaches in supply chain	Potential Negative Impact	If Hafnia engages suppliers from countries with weak human rights protections, there is a risk that these suppliers may engage in poor practices that harm their workers and lead to human rights violations.	Workers of our suppliers	Systemic
Human Rights breaches in shipyards	Potential Negative Impact	Building Hafnia's new vessels in shipyards located in regions with documented human rights violations may expose supply chain workers to risks of labour exploitation, including unpaid wages, debt bondage, inadequate housing, and coercion or threats.	Workers in the shipyards	Systemic

As part of our DMA, we have not identified any risks or opportunities stemming from impacts and dependencies on value chain workers. As a result, no specific groups within the value chain have been identified as facing particular risks or opportunities.

Scope of Our Reporting on S2 and Types of Workers in the Value Chain Subject to Material Impact

The workforce in Hafnia's value chain is included in the scope of the Double Materiality Assessment Exercise.

Three main categories of workforce types have been assessed that may be impacted by Hafnia. All of these are within our upstream value chain:

- Supplier workforce: Hafnia has a large global supply chain with over 6,000 suppliers. Some of these suppliers operate in regions where weak enforcement of labor laws, political instability, or socio-economic factors may result in human rights breaches.
- Workforce in shipyards: Hafnia constructs newbuilds vessels at shipyards in regions with documented human rights violations (e.g. forced labor, underpaid labor, and excessive working hours).

We have not assessed any potential impact on the workers of our downstream value chain, e.g. on our customers.

Locations with Significant Risk of Child Labor, Forced Labor, or Compulsory Labor in Our Value Chain

Hafnia has not yet conducted an assessment to identify high-risk geographies within its value chain for child labor or forced labor. However, based on known industry risks and NGO reports, regions with weak enforcement of human rights laws like China and South-East Asia may present a higher risk of violating practices.

Value Chain Workers at Greater Risk of Harm

Hafnia has not yet conducted a comprehensive assessment to identify who in the supply chain may be at a greater risk of harm. However, we maintain active engagement with both general suppliers and those related to yards.

Social S2 / Workers In the Value Chain ◀ Back to Main Contents Page 65

 S2-1  Policies Related to Value Chain Workers  Policies to Manage Material Impacts Related to Value Chain Workers  More information on policies is provided in the Governance chapter.  Policy Correspondence with impacts, risks and opportunities  Social  S2 / Workers In the Value Chain  Back to Main Contents Page  66  Human Rights • Human Rights breaches in the supply chain  Human Rights breaches in shipyards  Supplier Code of Conduct  Human Rights breaches in the supply chain  Human Rights breaches in shipyards  Human Rights Policy Commitments Relevant to Value Chain Workers  Hafnia’s Human Rights Policy, described in section S1-1-Own  Workforce, extends our commitment to respecting human rights beyond our own employees to include all workers across our value chain. It is founded on the UN Guiding Principles on Business and Human Rights, as well as the ILO Declaration on Fundamental Principles and Rights at Work. It is addressing key human rights issues, including trafficking, and forced labor.  Additionally, Hafnia requires its suppliers to follow all relevant laws, regulations, and international standards on labor practices and human rights, as outlined in its Supplier Code of Conduct. To ensure they meet these standards, Hafnia carries out random inspections on selected suppliers.  Engagement with Value Chain Workers  At present, Hafnia does not engage directly with other categories of workers in the value chain, however, we plan to expand our engagement efforts in the short-term.  Measures to Provide Remedy for Human Rights Impacts  All measures for addressing human rights impacts, described in  the S1-1-Own Workforce chapter, are also available to workers in Hafnia’s value chain. They are covered by the same policies as Hafnia’s employees, including access to the whistleblowing platform. In cases where we identify potential adverse human rights impacts, we are committed to promptly providing remedies. Our grievance and remediation approach includes addressing any adverse human rights impacts on individuals, workers, and communities that we have caused or contributed to.  Cases of Human Rights Violations in the Value Chain  In 2024, Hafnia has not identified any breaches of its Supplier Code  of Conduct or human rights violations within its supply chain through audits and supplier background checks. However, we acknowledge that we currently lack the capacity to fully assess our entire value chain for potential violations of these principles.  In 2025, we aim to strengthen our commitment by mapping our supply chain, conducting due diligence, and enhancing supplier engagement through annual questionnaires.  S2-2  Processes for Engaging with Value Chain Workers About Impacts  How we Engage with our Value Chain Workers  Supplier workforce: Our engagement with suppliers is primarily taking place through selected audits conducted throughout the year.  Shipyard workforce: Hafnia does not have direct contact with the shipyard workforce. Our point of contact is with the shipyard management during drydocking or newbuild periods.  Due to the currently limited level of engagement with suppliers, Hafnia has not yet incorporated workers’ perspectives into decision- making or activities aimed at addressing potential negative impacts. To strengthen its engagement approach, Hafnia joined the Business and Human Rights Accelerator program in 2024, to deepen its understanding of supply chain mapping, due diligence, and grievance mechanisms for addressing identified negative impacts. Complementing this effort, Hafnia also signed up for a supplier engagement platform in 2024. Beginning in 2025, this platform will facilitate more direct and continuous engagement with suppliers across the supply chain.  Hafnia does not have a Global Framework Agreement, or similar agreement in place to demonstrate its commitment to respecting the human rights of value chain workers.  Gaining Insight into Vulnerable Workers  As part of our commitment to strengthening supply chain engagement, Hafnia will identify targeted actions to gain better insight into vulnerable workers.

HAFNIA
Member of BW Group

S2-3
Processes to Remediate Negative Impacts and Channels for Value Chain Workers to Raise Concerns

Approach to Remediation of Material Negative Impact

Hafnia has not yet taken action to remediate the negative impacts identified in the DMA. However, it plans to start in 2025 by mapping its supply chain and engaging suppliers by sending questionnaires about their business and identify any potential negative impacts.

Channels for Value Chain Workers to Raise Concerns

The workforce in Hafnia's value chain has access to Hafnia's whistleblowing platform. Suppliers are informed about Hafnia's reporting channels through the Supplier Code of Conduct, Hafnia's website, and briefings with Hafnia's procurement team.

Hafnia's whistleblowing policy includes a non-retaliation clause that protects all workers across the value chain. However, we have not yet assessed how aware value chain workers are of these communication channels or how much they trust them to raise concerns.

Effectiveness of Channels for Concerns

Hafnia tracks and monitors all cases raised through the reporting channels until their closure. Cases are handled on a case-by-case situation. If there is an immediate risk to workers, such as forced labor or unsafe conditions, Hafnia will take urgent action. This may include requesting corrective measures, notifying authorities, or suspending collaboration with the involved parties.

S2-4
Taking Action on Material Impacts on Value Chain Workers, Approaches to Managing Material Risks and Pursuing Material Opportunities Related to Value Chain Workers, and Effectiveness of Those Actions

Our Action to Address Material Impacts

Starting in 2025, Hafnia will initiate a supply chain mapping process to identify high-risk areas for potential human rights violations. This will serve as the foundation for a more detailed risk assessment, enabling us to define targeted actions moving forward.

IRO Name	Impact, Risk or Opportunity	Target Group	Action Plan and Resources to Manage IROs	Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts OR with the Primary Purpose of Delivering Positive Impacts
Human Rights breaches in supply chain	Negative impact	Workers of our suppliers	• Enforce Hafnia's Supplier Code of Conduct and Hafnia Human Rights Policy • Strengthen supplier selection criteria with stricter human rights considerations to enhance oversight	Actions taken in 2024: • Performed selected audits to ensure that the Supplier Code of Conduct is enforced. No human rights breaches were observed on these audits. • Subscribed for a supplier engagement tool • Completed a United Nations Global Compact (UNGC) course on supply chain mapping Actions planned in 2025: • Introduce a responsible purchasing policy, incorporating a robust supplier qualification process, and advocating for the integration of ESG and Human Rights related criteria in the selection process via our supplier engagement tool
Human Rights breaches in shipyards	Negative impact	Workers in the shipyards	• Enforce Hafnia's Supplier Code of Conduct and Hafnia Human Rights Policy	None at the moment.

No significant OPEX or CAPEX are required to implement action planned or underway.

Social S2 / Workers In the Value Chain ◀ Back to Main Contents Page 67

 Effectiveness of our Actions  Currently, no actions are in place for other workers in the value chain.  Social  S2 / Workers In the Value Chain  Back to Main Contents Page  68  How We Ensure That Our Practices Do Not Cause or Contribute to Material Negative Impacts on Value Chain Workers  To help ensure individuals in Hafnia’s supply chain are not negatively  impacted by its practices, Hafnia requires all suppliers to sign the Supplier Code of Conduct before entering business relationships. The company also conducts assessments of new suppliers and performs random audits to verify ongoing compliance with the Code and adherence to Hafnia’s policies.  Incidents Reported Related to Value Chain Workers  At Hafnia, we are not aware of any reported or unreported severe human rights issues or incidents involving workers in our value chain.  S2-5  Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities  Currently, we have not established specific time-bound or outcome- oriented targets to address negative impacts or promote positive outcomes for workers in our value chain. This is because we are not yet fully able to monitor the effectiveness of our policies and actions in managing our material sustainability-related impacts on these workers.  Before engaging with suppliers, Hafnia conducts a Know Your Supplier (KYS) process to verify their background and performs periodic audits to ensure compliance with company policies. In 2025, we plan to strengthen our supply chain engagement by implementing enhanced due diligence procedures to identify and address any negative impacts.

 Governance  Back to Main Contents Page  69

G1 / Business Conduct

G1 // GOV-1
Role of Administrative, Supervisory and Management Bodies

Hafnia's Board of Directors and Executive Management oversee, shape and implement Hafnia's standards of business conduct, ensuring alignment with ethical principles, regulatory requirements and stakeholder expectations. The CEO and CFO are accountable for all governance initiatives, including oversight of compliance and Enterprise Risk Management (ERM). Appointed compliance owners hold responsibility for respective compliance domains with support from the Compliance and Executive Projects team in formulating and executing business conduct policies.

Hafnia's Compliance Program Plan is submitted annually to the Board of Directors, accompanied by disclosures of compliance breaches when applicable. Any material changes concerning compliance matters are communicated to the Board through an official Board Report. Refer to section ESRS2.GOV1 for more details on expertise of the Board in business conduct matters.

G1 // SBM-3
Material Impacts, Risks and Opportunities (IROs)

IRO Name	IRO Category	Impact Description	Target Group	Systemic/Individual Incidents
Healthy corporate culture driving the company towards shared goals	Actual Positive Impact	By fostering a healthy corporate culture focused on shared goals, the company can create a collaborative and motivating work environment.	Employees	–
Ethical behavior and governance	Actual Positive Impact	Hafnia fosters a culture of exemplary conduct by implementing strong policies and training programs, ensuring ethical behavior and robust governance across its operations.	Employees and External Stakeholders	–
Reputable trades	Actual Positive Impact	Hafnia upholds strong compliance practices to ensure ethical operations, safeguarding both the company and its stakeholders from potential financial penalties and promoting a positive business environment.	Employees and External Stakeholders	–
Protection of whistle-blower through anti-retaliation policies and procedures	Actual Positive Impact	Implementing strong anti-retaliation policies and procedures in Hafnia's own operations and supply chain positively affects employees and third parties working for Hafnia by ensuring them protection for whistleblowing.	Employees and External Stakeholders	–
Lack of due diligence on suppliers	Potential Negative Impact	Poor supplier management may increase the likelihood of suppliers breaching contractual human rights and environmental standards requested by Hafnia and negatively impact the environment and their workforce exposing it to violations of human rights.	Workers of our suppliers	Systemic
Legal liabilities due to compliance breach	Financial Risk	Hafnia heavily relies on international, national, and local laws to operate. Engaging in illegal or unlawful conduct resulting in sanctions or fines will cause the company reputational damage and significant financial losses.	Hafnia's Overall Company	–

Governance G1 / Business Conduct ◀ Back to Main Contents Page 70

 IRO Name  IRO Category  Impact Description  Target Group  Systemic/Individual Incidents  Complexity arising from compliance  Financial Risk  Hafnia heavily relies on compliance to operate. Changes in regulations and the increasing  Hafnia’s Overall Company  –  wave of regulatory requirements may result in a greater administrative burden, reduced  efficiency, and difficulty in adapting swiftly to industry shifts, ultimately impacting  financial competitiveness.  Reputational effects from  Financial Risk  Hafnia depends on passing through ports in developing countries and undergoing  Hafnia’s Overall Company  –  Corruption and bribery  onboard inspections by government officials to operate. High levels of bribery and  corruption in these regions can disrupt operations, leading to severe legal consequences,  substantial fines, and reputational damage.  Governance  G1 / Business Conduct  Back to Main Contents Page  71

G1-1
Business Conduct Policies and Corporate Culture

Hafnia Policies

Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function	Third-party Standards or Initiatives
Anti-bribery and anti-corruption	• Reputational effects from corruption and bribery • Legal liabilities due to compliance breach	Drives awareness and prevents bribery across our operations.	Tests awareness through training and evaluating compliance breaches on an annual basis.	Employees, contractors, vendors, and stakeholders who work with Hafnia.	Head of People, Culture & Strategy, Head of Technical, Head of Operations	The UK Bribery Act Consistent with the United Nations Convention Maritime Anti-Corruption Network (MACN)
Supplier Code of Conduct	• Supplier relationships	Outlines the minimum standards and conditions on work ethics suppliers must meet when working with Hafnia.	Audits suppliers.	Hafnia's suppliers.	CFO, Head of Technical, Head of Bunkers	–
Corporate Governance	• Ethical behaviour and governance	Implements a sustainable governance structure that establishes trust in governance practices and decision-making.	Determines the number of breaches per year.	Hafnia as an entity.	Board of Directors	–
Anti-Trust	• Reputable trades	Affirms Hafnia's commitment to fair and competitive business practices while ensuring strict compliance with anti-trust laws and regulations.	Tests awareness through training and evaluating compliance breaches on an annual basis.	Employees, directors, contractors, and stakeholders who work with Hafnia.	VP, Commercial & Pool Management	Anti-Trust Laws of jurisdictions where Hafnia operates
Anti-Money Laundering (AML)	• Reputable trades	Prevents the receipt, concealment, and transfer of funds or assets that constitute the proceeds of criminal conduct.	Tests awareness through training and evaluating compliance breaches on an annual basis.	Employees, directors, contractors, and stakeholders who work with Hafnia.	CFO	AML laws of countries where Hafnia operates, the law of the United States of America, the European Union, the United Kingdom, and Singapore
Whistleblowing	• Protection of whistle-blowers	Providing a secure, confidential, and effective mechanism for reporting any concerns.	Records events through a whistleblowing platform system.	Employees, contractors, vendors, and stakeholders who work with Hafnia.	Head of Technical, Head of People, Culture & Strategy	–
Vision, Purpose, Values	• Healthy corporate culture driving the company towards shared goals	Sets clear company standards and establishes a culture and vision that guide and inspire employee conduct.	Employees' adherence to company values.	Employees, contractors, vendors, and stakeholders who work with Hafnia.	Head of Technical, Head of People, Culture & Strategy	–

Governance G1 / **Business Conduct** ◀ Back to Main Contents Page 72

Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function	Third-party Standards or Initiatives
Human Rights	• An ethical corporate culture.	Ensure Hafnia consistently upholds the highest human rights standards.	Tests awareness through training and evaluating compliance breaches on an annual basis.	Employees, contractors, vendors, and stakeholders who work with Hafnia.	Head of People, Culture & Strategy, Head of Technical	OECD Guidelines for Multinational Enterprises United Nations Guiding Principles on Business and Human Rights ILO Declaration on Fundamental Principles and Rights at Work
Anti-harassment and Anti-bullying	• Healthy corporate culture driving the company towards shared goals	Ensures exemplary conduct and maintains a work environment of dignity, decency, and respect.	Tests awareness through training and evaluating compliance breaches on an annual basis.	Employees, contractors, vendors, and stakeholders who work with Hafnia.	Head of People, Culture & Strategy, Head of Technical	–
Code of Conduct	• Healthy corporate culture driving the company towards shared goals	Ensure employees respect minimum standards on work ethics.	Awareness sessions and annual declaration form.	Employees and contractors.	Head of People, Culture & Strategy, Head of Technical	–
DIBE (Diversity, Inclusion, Belonging, and Equity)	• Healthy corporate culture driving the company towards shared goals	Affirms Hafnia's commitment to cultivating and maintaining a culture of diversity, inclusion, belonging, and equity.	Awareness sessions and monitoring through targets.	Employees, contractors, and stakeholders who work with Hafnia.	Head of People, Culture & Strategy, Head of Technical	–
General Data Protection & Privacy (GDPR)	• Healthy corporate culture driving the company towards shared goals	Informs stakeholders on the processing of their personal data and personal rights under applicable regulations.	Tests awareness through trainings.	Employees and contractors.	Head of IT	Danish Data Protection Act
Sanctions	• Reputational effects from sanctions breach • Legal liabilities due to compliance breach	States Hafnia's commitment to sanctions compliance and adherence to ethical business practices.	Automated screening solutions, comprehensive due diligence and KYC onboarding process.	Employees, contractors, vendors, and stakeholders who work with Hafnia.	CEO	Local laws of countries where we operate, law of the United Nations, United States of America, the European Union, United Kingdom, and Singapore.
Insider Trading	• Reputable trades	Complies with trading obligations and prevents acts or omissions which may expose Hafnia.	Ongoing communication.	Employees and directors.	CFO	The Norwegian Securities Trading Act EU regulation 596/2014 on market abuse
Health, Safety, Environment, and Quality Management	• Healthy corporate culture driving the company towards shared goals	Ensures Hafnia continues to deliver cargo and services to our customers with our Zero Harm principles.	Tests awareness through trainings and audits by flag state and classification societies.	Employees, contractors, suppliers, and stakeholders who work with Hafnia.	Head of People, Culture & Strategy, Head of Technical	–

Governance G1 / **Business Conduct** ◀ Back to Main Contents Page 73

 How We Establish, Develop, Promote, and Evaluate Corporate Culture  Hafnia is committed to maintaining a robust corporate culture that  aligns with our strategic objectives, industry standards, and our CARE values (Collaborative, Ambitious, Reliable and Enduring). Corporate culture serves as the foundation of our governance framework and is framed via core policies, including our Code of Conduct. Our leadership and our employees shape Hafnia’s culture and set high standards for how we conduct business.  Governance  G1 / Business Conduct  Back to Main Contents Page  74  New employees are introduced to Hafnia’s culture during the onboarding process, which includes a guided explanation of Hafnia’s CARE values and a welcome session with the CEO. Furthermore, office employees bi-annually complete an engagement survey, to assess, among other topics, whether the company continues to uphold its culture and values. Our People, Culture and Strategy team continuously evaluates whether Hafnia’s culture and values remain relevant, adjusting as necessary to ensure they reflect Hafnia’s evolving environment and strategic direction.  Speak-Up Culture and Whistle Blowing  Hafnia ensures the identification and reporting of concerns through robust systems and mechanisms. Compliance training helps detect and prevent non-compliance and unethical behavior. All employees, contractors, and stakeholders can report concerns via a 24/7 whistleblowing platform that allows for anonymous reporting. There is also an open-door policy encouraging shore-based employees to raise concerns with their line managers, Heads of Departments, or the People, Culture and Strategy Team without fear of retaliation. Additionally, seafarers may report concerns directly to the shore- based HSEQ team through the Designated Person Ashore (DPA) system.  Hafnia actively promotes its whistleblowing platform on an annual basis through town halls, infographics, and awareness sessions with how-to guides, emphasizing the option to report anonymously. Hafnia prohibits any form of retaliation against whistleblowers, prioritizes confidentiality and makes every effort to safeguard their identity.  All concerns reported through the Whistleblowing channel are initially reviewed by the Head of People, Culture and Strategy or the Head of Technical. For substantiated cases, an investigation plan is developed, assigning the appropriate internal or external resources. The investigator ensures compliance with whistleblowing regulations, data protection, and non-retaliation policies. Whistleblower anonymity is maintained unless disclosure is legally required or deemed necessary. The fact-finding process may involve interviews, document reviews, and data analysis to establish the facts. Upon conclusion, findings are documented, and corrective or disciplinary actions are implemented, including policy or procedural changes to prevent recurrence. When relevant, key findings and resolutions are reported to management and the Board of Directors, ensuring confidentiality throughout the process.  The Compliance & Executive Project Team performs regular reviews of reporting and investigation processes to ensure effectiveness and alignment with regulatory and industry standards. User feedback is also analyzed to enhance accessibility and build trust.  Training on Business Conduct  Onshore Hafnia employees take part in annual mandatory training that covers key compliance areas, including Anti-Bribery and Anti- Corruption, Anti-Trust, Sanctions, and GDPR. Additional targeted sessions are offered for high-risk functions and may include support from external legal experts.  Company policies and training materials are accessible on Hafnia’s intranet as well as on a shared Platform for seafarers.  G1-2  Management of Relationship with Suppliers  Late Payment Prevention  Hafnia maintains a strict policy of paying vendors within the agreed upon credit terms, which range from 30 days to 60 days, depending on the specific contract with each supplier.  Payments are processed on a bi-weekly basis in batches. Late payment may occasionally occur due to late receipt of invoices.  Outstanding invoices receive but not paid are reviewed monthly to ensure they are not overdue. Open purchase orders with goods receipt are also reviewed and followed up on a quarterly basis to ensure timely receipt of vendor invoices.  Information about Managing Relationships with Suppliers  Strong supplier relationships support Hafnia’s strategic objectives,  ensuring business continuity and mitigating risks. Regular engagement with our suppliers is maintained to align on mutual goals and interests. While we do not have a formal policy to minimize supply chain risk, we have established practices to ensure the continued availability of critical supplies, such as personal protective equipment and onboard catering.  We expect our suppliers to comply with Hafnia’s Supplier Code of Conduct that sets clear expectations regarding ethical conduct, legal compliance, environmental responsibility, and the protection of human rights. To ensure adherence, we conduct annual audits on a selected sample of suppliers to gather feedback on their operations and their relationship with Hafnia.  Governance  G1 / Business Conduct  Back to Main Contents Page  75  Starting in 2025, we will strengthen our efforts by conducting suppliers’ due diligence via comprehensive questionnaires designed to collect detailed information about their emissions and business practices including human rights standards. This will enable Hafnia to take a proactive approach and increase visibility into potential human rights breaches within the supply chain - identified as one of the key negative impacts in our Double Materiality Assessment (DMA) exercise.  G1-3  Prevention and Detection of Corruption or Bribery  Functions Most at Risk in Respect of Corruption and Bribery  Hafnia’s high-risk functions to corruption and bribery include:  Vessel Operations involving interactions with port authorities and customs officials, which may present risks related to facilitation payments or undue influence.  Procurement & Vendor Management carrying bribery risks associated with supplier selection, contract negotiations, and payment processes, particularly in regions with complex or varying regulatory environments.  Commercial Activities involving customer relations, market negotiations, and dealings with intermediaries, agents, and brokers.  Government & Regulatory Affairs involving engagement with public officials during inspections and regulatory processes, posing potential risks of improper influence.  Finance & Accounts Payable managing reimbursements, and transaction approvals  payments, presenting  potential risks of fraud, misappropriation, or unauthorized payments.  Procedures in Place to Prevent, Detect, and Address Allegations or Incidents of Corruption or Bribery  Hafnia maintains a robust framework to prevent, detect, and address  corruption and bribery, ensuring compliance with ethical, legal, and regulatory obligations. Governance is overseen by the Compliance & Executive Projects and HSEQ team and upheld through Board of Director oversight, with periodic reporting on investigations and mitigation measures at the executive level. Safety is paramount, with the only exception to the zero-tolerance policy being situations of duress involving threats to life, limb, or liberty.  Prevention measures include a strict Anti-Bribery & Corruption Policy, based on zero-tolerance, mandatory training programs, and third-party due diligence to vet and monitor agents, bunker suppliers, and commercial partners. Strict internal controls such as segregation of duties and high-risk transaction monitoring further mitigate bribery and corruption risks.  For detection, Hafnia provides a confidential whistleblowing platform and access to the Maritime Anti-Corruption Network (MACN) reporting line for seafarers and shore staff, alongside regular audits, and a structured incident reporting process. Allegations and incidents are addressed through independent investigations with corrective actions including termination or legal escalation  as necessary. A lessons-learned approach is applied to strengthen policies and training measures continuously. MACN also supports independent investigations when requested.  Nature, Scope and Depth of Anti-Corruption and Anti-Bribery Training  All employees receive annual mandatory anti-corruption training  through in-person workshops, townhall sessions, and computer- based modules. Training covers the definition of corruption, adherence to company policies (including annual declarations), procedures for reporting suspicion or detection, and industry- specific risks such as those encountered onboard or in ports.  In addition to regular training, employees in high-risk roles are required to participate in awareness and training sessions with MACN. The Board of Directors does not receive anti-bribery and anti-corruption training. However, the Executive Management Team undergoes the same level of training as other employees, with additional sessions provided if they occupy high-risk roles.  Training durations, methodologies, and the specific departments receiving tailored training are disclosed under disclosure G1-4 24 b.  G1-4  Incidents of Corruption or Bribery  Information on Incidents of Corruption or Bribery During the Reporting Period  Metric  Count  Number of convictions for violation of anti-corruption and anti- bribery laws  0  Amount of fines for violation of anti-corruption and anti- bribery laws  USD 0

Anti-Corruption and Bribery Training

In the below table, we disclose the coverage of Hafnia's anti-corruption and anti-bribery training during the financial year 2024.

	Unit	At-risk Functions – Shore based employees (Operations, Commercial, Asset Management)	At-risk Functions – All Seafarers	Managers	Board of Directors
		Training coverage			
Training coverage	Percentage	100%	100%	100%	0%
Total number covered by training	Number	64	2,358	16	5
Total receiving training	Number	64	2,358	16	0
		Delivery method and duration			
Classroom training	Minutes	60	–	–	–
Computer-based training	Minutes	30 (Only new joiners)	30	130	–
Voluntary computer-based training	Minutes	–	–	–	–
		Frequency			
How often is training required	Frequency	Annual	Annual	Annual	–
		ESRS S1 Own Workforce			
Definition of corruption	Yes/No	Yes	Yes	Yes	–
Policy	Yes/No	Yes	Yes	Yes	–
Procedures on suspicion/detection	Yes/No	Yes	Yes	Yes	–
Other (Aspects specific to shipping industry, behavior onboard and in port where risk is higher)	Yes/No	Yes	Yes	Yes	–

Governance G1 / Business Conduct ◀ Back to Main Contents Page 76

 G1-5  Political Influence and Lobbying Activities  Governance  G1 / Business Conduct  Back to Main Contents Page  77  There is currently no policy governing Hafnia’s political influence or lobbying activities, as we do not consider this a relevant area of engagement.  G1-6  Payment Practices  Payment Practices in the financial year 2024  Number of outstanding legal proceedings for late payments  0  The Accounts Payable function is subject to internal audits, with the last audit conducted in January 2025. Payment timelines were reviewed, and no corrective actions were identified. Assessments of payment processes are disclosed under G1-2.  At present, Hafnia is unable to provide data on the average number of days to pay invoices from date when contractual or statutory term of payment starts to be calculated, as this metric is not currently  tracked by the Company. Consequently, we are also unable to report the percentage of payments made in alignment with standard payment terms. No outstanding legal proceedings or dispute related to late payments were registered by Hafnia during the year 2024.  Our key suppliers predominantly operate with 30-day credit term. For bunkers purchase, payment terms are agreed during negotiations and are typically set at 30 days from delivery date. For brokers, payments are promptly processed upon fulfilment of the brokers’ contractual obligations, with the standard terms being payment due upon collection of invoice receipt from our charterers.

 Independent Auditor’s Report  Back to Main Contents Page  78

HAFNIA
Member of BW Group

KPMG

KPMG AS
Dronning Eufemias gate 6A
P.O. Box 7000 Majorstuen
N-0306 Oslo

Telephone +47 45 40 40 63
Internet www.kpmg.no
Enterprise 935 174 627 MVA

To the General Meeting of Hafnia Limited

Independent Sustainability Auditor's Limited Assurance Report

Limited Assurance Conclusion

We have conducted a limited assurance engagement on the consolidated sustainability statement of Hafnia Limited (the «Company»), included in the ESG section of the Board of Directors' report (the «Sustainability Statement»), as at 31 December 2024 and for the year then ended.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Statement is not prepared, in all material respects, in accordance with the Norwegian Accounting Act section 2-3, including:

- compliance with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the Company to identify the information reported in the Sustainability Statement (the «Process») is in accordance with the description set out in the section ESRS 2 subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities; and
- compliance of the disclosures in the Environmental section, subsection EU Taxonomy Reporting in 2024 of the Sustainability Statement with Article 8 of EU Regulation 2020/852 (the «Taxonomy Regulation»).

Basis for Conclusion

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information («ISAE 3000 (Revised)»), issued by the International Auditing and Assurance Standards Board.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the *Sustainability Auditor's Responsibilities* section of our report.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements as required by relevant laws and regulations in Norway and the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Responsibilities for the Sustainability Statement

The Board of Directors and the Managing Director (Management) are responsible for designing and implementing a process to identify the information reported in the Sustainability Statement in accordance with the ESRS and for disclosing this Process in the ESRS 2 section, subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities of the Sustainability Statement. This responsibility includes:

- understanding the context in which the Group's activities and business relationships take place and developing an understanding of its affected stakeholders;
- the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Group's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;
- the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- making assumptions that are reasonable in the circumstances.

© KPMG AS, a Norwegian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

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Management is further responsible for the preparation of the Sustainability Statement, in accordance with the Norwegian Accounting Act section 2-3, including:  compliance with the ESRS;  Limited Assurance Report  Back to Main Contents Page  80  preparing the disclosures in the Environmental section, subsection EU Taxonomy Reporting in 2024 of the Sustainability Statement, in compliance with the Taxonomy Regulation;  designing, implementing and maintaining such internal control that Management determines is necessary to enable the preparation of the Sustainability Statement that is free from material misstatement, whether due to fraud or error; and  the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.  Inherent limitations in preparing the Sustainability Statement  In reporting forward-looking information in accordance with ESRS, Management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.  Sustainability Auditor’s Responsibilities  Our responsibility is to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statement as a whole.  As part of a limited assurance engagement in accordance with ISAE 3000 (Revised) we exercise professional judgement and maintain professional scepticism throughout the engagement.  Our responsibilities in respect of the Sustainability Statement, in relation to the Process, include:  Obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process;  Considering whether the information identified addresses the applicable disclosure requirements of the ESRS; and  Designing and performing procedures to evaluate whether the Process is consistent with the Company’s description of its Process set out in the ESRS 2 section, subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities.  Our other responsibilities in respect of the Sustainability Statement include:  Identifying where material misstatements are likely to arise, whether due to fraud or error; and  Designing and performing procedures responsive to where material misstatements are likely to arise in the Sustainability Statement. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.  Summary of the Work Performed  A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statement. The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.  The nature, timing and extent of procedures selected depend on professional judgement, including the identification of disclosures where material misstatements are likely to arise in the Sustainability Statement, whether due to fraud or error.  In conducting our limited assurance engagement, with respect to the Process, we:  Obtained an understanding of the Process by:  performing inquiries to understand the sources of the information used by management (e.g., stakeholder engagement, business plans and strategy documents); and  reviewing the Company’s internal documentation of its Process; and

 Obtained an understanding of the Company’s process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the Sustainability Statement;  Limited Assurance Report  Back to Main Contents Page  81  Evaluated whether information about the identified taxonomy-eligible and taxonomy-aligned economic activities is included in the Sustainability Statement; and  Performed inquiries of relevant personnel and substantive procedures on selected taxonomy disclosures included in the Sustainability Statement.  Oslo, 30 April 2025 KPMG AS  Sign.  Dave Vijfvinkel  State Authorised Public Accountant – Sustainability Auditor  Evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Company was consistent with the description of the Process set out in in the ESRS 2 section, subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities.  In conducting our limited assurance engagement, with respect to the Sustainability Statement, we:  Obtained an understanding of the Group’s reporting processes relevant to the preparation of  its Sustainability Statement by:  Obtaining an understanding of the Group's control environment, processes and information system relevant to the preparation of the Sustainability Statement, but not for the purpose of providing a conclusion on the effectiveness of the Group’s internal control; and  Obtaining an understanding of the Group’s risk assessment process;  Evaluated whether the information identified by the Process is included in the Sustainability Statement;  Evaluated whether the structure and the presentation of the Sustainability Statement is in accordance with the ESRS;  Performed inquiries of relevant personnel on selected information in the Sustainability Statement;  Performed substantive assurance procedures on selected information in the Sustainability Statement;  Where applicable, compared disclosures in the Sustainability Statement with the corresponding disclosures in the financial statements and other sections of the Board of Directors' report;  Evaluated the methods, assumptions and data for developing estimates and forward-looking information;